Exhibit (a)(1)(A)

Offer to Purchase For Cash

All Outstanding Shares of Common Stock

of

MINDSPEED TECHNOLOGIES, INC.

at

$5.05 Net Per Share

by

MICRO MERGER SUB, INC.,

a wholly-owned subsidiary of

M/A-COM TECHNOLOGY SOLUTIONS HOLDINGS, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK

CITY TIME, ON DECEMBER 17, 2013 (WHICH IS THE END OF THE DAY ON

DECEMBER 17, 2013), UNLESS THE OFFER IS EXTENDED.

The Offer (as defined herein) is being made pursuant to the Agreement and Plan of Merger, dated as of November 5, 2013 (as it may be amended, modified or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among M/A-COM Technology Solutions Holdings, Inc., a Delaware corporation (“MACOM”), Micro Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of MACOM, and Mindspeed Technologies, Inc., a Delaware corporation (“Mindspeed”). Purchaser is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Mindspeed (the “Shares”), at a price of $5.05 per Share (the “Offer Price”), net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this offer to purchase (this “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements hereto and thereto, collectively constitute the “Offer.”

Pursuant to the Merger Agreement, as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Purchaser will merge with and into Mindspeed (the “Merger”), with Mindspeed continuing as the surviving corporation and as a wholly-owned subsidiary of MACOM. At the effective time of the Merger (the “Effective Time”), each Share not acquired in the Offer (other than (i) Shares then held by MACOM, Purchaser, Mindspeed or their respective subsidiaries, (ii) Shares that are held by any stockholders of Mindspeed who properly demand appraisal rights in connection with the Merger as described in Section 16 — “Certain Legal Matters; Regulatory Approvals — Appraisal Rights” and (iii) shares of unvested restricted stock of Mindspeed assumed by MACOM in connection with the Merger) will be cancelled and converted into the right to receive the Offer Price, without interest, less any applicable withholding taxes. Under no circumstances will interest be paid with respect to the purchase of Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making payment for Shares.

THE BOARD OF DIRECTORS OF MINDSPEED UNANIMOUSLY RECOMMENDS THAT YOU TENDER ALL OF YOUR SHARES IN THE OFFER.

After careful consideration, the Board of Directors of Mindspeed (the “Mindspeed Board”) unanimously (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of Mindspeed and its stockholders, (2) approved and declared advisable the Merger Agreement, the Offer, the Merger and the

other transactions contemplated by the Merger Agreement in accordance with the requirements of the Delaware General Corporation Law (“DGCL”), and (3) resolved to recommend that Mindspeed’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The Offer is not subject to any financing condition. The Offer is conditioned upon: (a) there being validly tendered and not properly withdrawn prior to 12:00 midnight, New York City time, on December 17, 2013 (which is the end of the day on December 17, 2013) (the “Expiration Date,” unless Purchaser extends the Offer pursuant to and in accordance with the terms of the Merger Agreement, in which event “Expiration Date” will mean the latest time and date at which the Offer, as so extended by us, will expire) (not including as tendered Shares tendered pursuant to guaranteed delivery procedures and not actually delivered prior to the Expiration Date) the number of Shares which, when added to any Shares owned by MACOM or any of its subsidiaries, would represent at least a majority of the outstanding Shares of Mindspeed (assuming conversion or exercise of all derivative securities convertible or exercisable immediately prior to the Expiration Date, regardless of the conversion or exercise price), (b) the waiting periods applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or terminated, and (c) other customary conditions as set forth in Annex A to the Merger Agreement having been satisfied or waived. See Section 15 — “Conditions to the Offer.” After the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, MACOM, Purchaser and Mindspeed will cause the Merger to become effective as soon as practicable without a meeting of stockholders of Mindspeed in accordance with Section 251(h) of the DGCL.

A summary of the principal terms of the Offer appears on pages i through viii below. You should read this entire Offer to Purchase and the Letter of Transmittal carefully before deciding whether to tender your Shares into the Offer.

The Information Agent for the Offer is:

Georgeson Inc.

480 Washington Blvd., 26th Floor

Jersey City, NJ 07310

All Holders Call Toll Free: (866) 647-8872

November 19, 2013

IMPORTANT

Any stockholder of Mindspeed wishing to tender all or any portion of its Shares to Purchaser pursuant to the Offer should, prior to the Expiration Date, (i) complete and execute the Letter of Transmittal that is enclosed with this Offer to Purchase in accordance with the instructions contained therein, and mail or deliver the Letter of Transmittal together with the certificates representing such stockholder’s Shares and any other required documents, to Computershare Trust Company, N.A., in its capacity as depositary for the Offer (the “Depositary”), (ii) if applicable, tender such stockholder’s Shares by book-entry transfer by following the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares — Book-Entry Transfer” or (iii) if applicable, request that such stockholder’s broker, dealer, commercial bank, trust company or other nominee effect the transaction for the stockholder. A stockholder who holds Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such nominee in order to tender such Shares to Purchaser pursuant to the Offer.

Any stockholder of Mindspeed who wishes to tender Shares pursuant to the Offer and the certificates representing such Shares are not immediately available, or such stockholder cannot comply in a timely manner with the procedures for tendering Shares by book-entry transfer or such stockholder cannot deliver all required documents to the Depositary prior to the Expiration Date, may tender such Shares to Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares — Guaranteed Delivery.”

*****

Georgeson Inc., the information agent for the Offer (the “Information Agent”), may be contacted at the address and telephone number set forth above and on the back cover of this Offer to Purchase for questions and/or requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other tender offer materials free of charge. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

This Offer has not been approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”) or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of, or upon the accuracy and adequacy of, the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

SUMMARY TERM SHEET

Securities Sought:	All of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Mindspeed Technologies, Inc., a Delaware corporation (“Mindspeed”).

Price Offered Per Share:	$5.05 per Share, net to the seller in cash, without interest, less any applicable withholding taxes (the “Offer Price”).

Scheduled Expiration Date:	12:00 midnight, New York City time, on December 17, 2013 (which is the end of the day on December 17, 2013), unless the Offer is extended or terminated (the “Expiration Date”).

Purchaser:	Micro Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of M/A-COM Technology Solutions Holdings, Inc., a Delaware corporation (“MACOM”).

Mindspeed Board Recommendation:	After careful consideration, the Board of Directors of Mindspeed (the “Mindspeed Board”) unanimously (1) determined that the Merger Agreement (as defined below) and the transactions contemplated thereby, including the Offer and the Merger (each as defined below), are advisable, fair to and in the best interests of Mindspeed and its stockholders, (2) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement in accordance with the requirements of the DGCL (as defined below) and (3) resolved to recommend that Mindspeed’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The following are answers to some questions that you, as a stockholder of Mindspeed, may have about the Offer. This summary term sheet highlights selected information from this offer to purchase (this “Offer to Purchase”) and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements hereto and thereto, collectively constitute the “Offer.” To better understand the Offer and for a complete description of the terms of the Offer, you should read this Offer to Purchase, the Letter of Transmittal and the other documents to which we refer you carefully and in their entirety. Questions or requests for assistance may be directed to Georgeson Inc., our information agent (the “Information Agent”), at the address and telephone number set forth for the Information Agent on the back cover of this Offer to Purchase. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our” or “us” refer to Purchaser.

Who is offering to buy my Shares?

We are a wholly-owned subsidiary of MACOM, incorporated under the laws of the State of Delaware and were formed for the purpose of making the Offer and thereafter consummating the merger (the “Merger”) with and into Mindspeed, with Mindspeed continuing as the surviving corporation and as a wholly-owned subsidiary of MACOM. To date, we have not carried on any activities other than those related to our formation, the Merger Agreement, the Offer and the Merger. MACOM is a corporation incorporated under the laws of the State of Delaware. See the “Introduction” and Section 8 — “Certain Information Concerning Purchaser and MACOM.”

i

How many Shares are you offering to purchase in the Offer?

We are making the Offer to purchase all of the outstanding Shares of Mindspeed on the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal. See the “Introduction” and Section 1 — “Terms of the Offer.”

Why are you making the Offer?

We are making the Offer pursuant to the Agreement and Plan of Merger, dated as of November 5, 2013, by and among MACOM, Mindspeed and us (as it may be amended, modified or supplemented from time to time in accordance with its terms, the “Merger Agreement”), in order to acquire control of, and ultimately following the Merger, the entire equity interest in, Mindspeed, while allowing Mindspeed’s stockholders an opportunity to receive the Offer Price by tendering their Shares into the Offer. If the Offer is consummated, subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we, MACOM and Mindspeed will consummate the Merger as soon as practicable thereafter in accordance with the Delaware General Corporation Law (the “DGCL”). At the effective time of the Merger (the “Effective Time”), Mindspeed will become a wholly-owned subsidiary of MACOM. See Section 12 — “Purpose of the Offer; Plans for Mindspeed.”

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $5.05 per Share, net to the seller in cash, without interest, less any applicable withholding taxes.

If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee and such nominee tenders your Shares on your behalf, such nominee may charge you a fee for doing so. You should consult with your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the “Introduction,” Section 1 — “Terms of the Offer” and Section 2 — “Acceptance for Payment and Payment for Shares.”

What does the Mindspeed Board recommend?

After careful consideration, the Mindspeed Board unanimously (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of Mindspeed and its stockholders, (2) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement in accordance with the requirements of the DGCL, and (3) resolved to recommend that Mindspeed’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A description of the reasons for Mindspeed’s Board adoption of the Offer and the Merger is set forth in Mindspeed’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) that is being filed with the Securities and Exchange Commission (the “SEC”) and, together with this Offer to Purchase, the Letter of Transmittal and other related materials, mailed to Mindspeed’s stockholders in connection with the Offer. See the “Introduction” to this Offer to Purchase.

What are the most significant conditions to the Offer?

The Offer is subject to several conditions including, among others:

•	satisfaction of the Minimum Condition; and

•	the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) having expired or terminated (the “Regulatory Condition”).

The term “Minimum Condition” is defined in Section 15 — “Conditions to the Offer”, and generally requires that there is validly tendered and not withdrawn immediately prior to the Expiration Date (as defined below) that number of Shares which, when added to the Shares owned by MACOM or any of its subsidiaries (if any), would represent at least a majority of the Shares outstanding of Mindspeed (assuming conversion or exercise of all derivative securities convertible or exercisable immediately prior to the Expiration Date, including all Convertible Senior Notes (as defined below) and vested Mindspeed Options (as defined below), regardless of the conversion or exercise price), excluding for the purposes of this condition Shares tendered pursuant to guaranteed delivery procedures and not actually delivered prior to the Expiration Date. As of November 15, 2013, the Minimum Condition would be satisfied if at least 26,055,161 Shares are validly tendered and not properly withdrawn prior to the Expiration Date.

The Offer is also subject to a number of other important conditions. A more detailed discussion of the conditions to consummate the Offer is contained in Section 15 — “Conditions to the Offer.”

Is the Offer subject to any financing condition?

No. The Offer is not subject to any financing condition.

What percentage of Shares do you or your affiliates currently own?

Neither we nor MACOM nor any of our respective affiliates currently own any Shares.

Do you have the financial resources to pay for all Shares?

Yes. MACOM, our parent company, will provide us with sufficient funds to purchase all Shares validly tendered in the Offer and will provide funding for our acquisition of the remaining Shares in the Merger and related fees and expenses. MACOM expects to fund such cash requirements from a combination of its available cash and its undrawn revolving credit facility. The Offer is not subject to any financing condition. We estimate that we will need approximately $276 million to purchase all Shares pursuant to the Offer and the Merger and to pay related fees and expenses. See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think that our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the consummation of the Offer is not subject to any financing condition;

•	the Offer is being made for all outstanding Shares solely for cash;

•	we, through our parent company, MACOM, will have sufficient funds, through available cash and its revolving credit facility, to purchase all Shares validly tendered and not properly withdrawn pursuant to the Offer and to provide funding for the Merger and related fees and expenses; and

•	if the Offer is consummated, we will acquire all remaining Shares in the Merger for the same cash price as was paid in the Offer (i.e., the Offer Price).

See Section 9 — “Source and Amount of Funds” and Section 11 — “The Merger Agreement; Other Agreements.”

How long do I have to decide whether to tender my Shares in the Offer?

Unless we extend the offer, you will have until 12:00 midnight, New York City time, on December 17, 2013 (which is the end of the day on December 17, 2013) (the “Expiration Date,” unless we extend the Offer pursuant to and in accordance with the terms of the Merger Agreement, in which event “Expiration Date” will mean the latest time and date at which the Offer, as so extended by us, will expire) to tender you Shares in the Offer. Further, if you cannot deliver everything that is required in order to make a valid tender by that time, you may still participate in the Offer by using the guaranteed delivery procedure that is described later in this Offer to Purchase by the Expiration Date. See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes, the Offer can be extended. In some cases, we are required to extend the Offer beyond the initial Expiration Date, but in no event will we be required to extend the Offer beyond the End Date (as defined below).

Pursuant to the Merger Agreement, we are required to extend the Offer:

•	for successive periods of ten business days each (or such shorter period as agreed to by MACOM and Mindspeed), but not beyond February 3, 2014 (the “End Date”), in order to permit the satisfaction of all remaining conditions (subject to our right to waive any condition in the Offer, other than the Minimum Condition, in accordance with the Merger Agreement), if at any scheduled Expiration Date, any condition to the Offer has not been satisfied or waived (other than the Minimum Condition, which we may not waive); or

•	for any period or periods required by applicable law or any interpretation or position of the SEC or its staff or the NASDAQ Stock Market, LLC (“NASDAQ”) or its staff, provided that we are not obligated to extend the Offer beyond the End Date.

If we extend the Offer, such extension will extend the time that you will have to tender your Shares. See Section 1 — “Terms of the Offer.”

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

If we elect to provide a subsequent offering period as described below, a public announcement of such election will be made no later than 9:00 a.m., New York City time, on the next business day following the Expiration Date. See Section 1 — “Terms of the Offer.”

How do I tender my Shares?

To tender your Shares, you must deliver the certificates representing your Shares, together with a properly completed and duly completed Letter of Transmittal (or, in the case of book-entry transfer of Shares, either such Letter of Transmittal or an Agent’s Message (as defined in Section 3 — “Procedures for Accepting the Offer and Tendering Shares — Valid Tender of Shares”) in lieu of such Letter of Transmittal), and any other documents required by the Letter of Transmittal, to the Depositary prior to the Expiration Date. If your Shares are held in street name (i.e., through a broker, dealer, commercial bank, trust company or other nominee), your Shares can be tendered by such nominee through the Depositary. If you are unable to deliver any required document or instrument to the Depositary prior to the Expiration Date, you may still participate in the Offer by having a broker, a bank or any other fiduciary that is an eligible guarantor institution guarantee that the missing items will be received by the Depositary by using the enclosed notice of guaranteed delivery (the “Notice of Guaranteed Delivery”). For the tender to be valid, however, the Depositary must receive the Notice of Guaranteed Delivery prior to the Expiration Date and must then receive the missing items within three NASDAQ trading days after the date of execution of such Notice of Guaranteed Delivery. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

Shares tendered into the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after January 18, 2014 which is the 60th day from the commencement of the Offer, unless such Shares have already been accepted for payment by us pursuant to the Offer. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct such nominee to arrange for the withdrawal of your Shares. See Section 4 — “Withdrawal Rights.” You may not withdraw Shares tendered during any subsequent offering period that we may elect to provide. See Section 4 — “Withdrawal Rights.”

How do I properly withdraw previously tendered Shares?

To properly withdraw any of your previously tendered Shares, you must deliver a written notice of withdrawal with the required information (as specified in this Offer to Purchase and in the Letter of Transmittal) to the Depositary while you still have the right to withdraw Shares. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct such nominee to arrange for the proper withdrawal of your Shares. You may not withdraw Shares tendered during any subsequent offering period that we may elect to provide. See Section 4 — “Withdrawal Rights.”

Have any stockholders previously agreed to tender their Shares?

No. We have not entered into any agreements with any stockholders of Mindspeed under which those stockholders have agreed to tender Shares in the Offer.

Upon the successful consummation of the Offer, will Shares continue to be publicly traded?

If all of the conditions to the Offer are satisfied or waived (see Section 15 — “Conditions to the Offer”) and we purchase all tendered Shares, prior to the Merger becoming effective, there may then be so few remaining stockholders and publicly held Shares that such Shares will no longer be eligible to be traded on the NASDAQ or any other securities exchange and there may not be a public trading market for such Shares. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, we, MACOM and Mindspeed will consummate the Merger as soon as practicable in accordance with Section 251(h) of the DGCL. Following consummation of the Merger, no Shares will be publicly owned. See Section 13 — “Certain Effects of the Offer.” Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

If you do not consummate the Offer, will you nevertheless consummate the Merger?

No. None of us, MACOM or Mindspeed are under any obligation to pursue or consummate the Merger if the Offer has not been earlier consummated.

Will there be a subsequent offering period?

Subject to the provisions of Section 251(h) of the DGCL and our obligation to consummate the Merger as soon as practicable following the consummation of the Offer and satisfaction of the remaining conditions set forth in the Merger Agreement, we may elect to provide a subsequent offering period (and one or more extensions thereof) of not less than three business days nor more than twenty business days, during which time Mindspeed’s stockholders whose Shares have not been tendered prior to the Expiration Date (or whose Shares were tendered and later withdrawn prior to the Expiration Date) may tender, but not withdraw, their Shares and receive the Offer Price. See Section 1 — “Terms of the Offer” and Section 4 — “Withdrawal Rights.”

v

What is the difference between an extension of the Offer and a subsequent offering period?

If the Offer is extended, no Shares will be accepted or paid for until following the Expiration Date (as so extended), and you will be able to withdraw your Shares until the Expiration Date.

A subsequent offering period, if one is provided, would occur after the time we accept for payment Shares tendered in the Offer (the “Acceptance Time”) and after we have become obligated to pay for all Shares that were validly tendered and not properly withdrawn prior to the Expiration Date. Shares that are validly tendered during a subsequent offering period will be accepted and paid for promptly after they are received and cannot be withdrawn. See Section 1 — “Terms of the Offer” and Section 4 — “Withdrawal Rights.”

If I object to the price being offered, will I have appraisal rights?

Appraisal rights are not available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, the holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court. The “fair value” could be more or less than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). See Section 16 — “Certain Legal Matters; Regulatory Approvals — Appraisal Rights.” Concurrently with the commencement of the Offer, Mindspeed is distributing the Schedule 14D-9, which contains important information regarding how a holder of Shares may exercise its appraisal rights.

If I decide not to tender my Shares, how will the Offer affect my Shares?

Following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we, MACOM and Mindspeed will consummate the Merger as soon as practicable. If the Merger is consummated, then stockholders who did not tender their Shares into the Offer will receive the same amount of cash per Share that they would have received had they tendered their Shares into the Offer (i.e., the Offer Price), subject to any appraisal rights properly exercised by such stockholders in accordance with Delaware law. Therefore, if the Merger takes place, the only difference to you between tendering your Shares into the Offer and not tendering your Shares into the Offer would be that, if you tender your Shares, you may be paid earlier and no appraisal rights will be available. No interest will be paid for Shares acquired in the Merger.

Furthermore, following the consummation of the Offer until the Effective Time, there may then be so few remaining stockholders and publicly held Shares that such Shares will no longer be eligible to be traded on the NASDAQ or any other securities exchange and there may not be a public trading market for such Shares. See the “Introduction” and Section 13 — “Certain Effects of the Offer.”

Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. See Section 11 — “The Merger Agreement; Other Agreements” and Section 12 — “Purpose of the Offer; Plans for Mindspeed — Purpose of the Offer.”

What is the market value of my Shares as of a recent date?

On November 5, 2013, the last full trading day before the execution of the Merger Agreement and the Offer was announced, the closing price of the Shares on NASDAQ was $2.97 per Share. On November 18, 2013, the last full day of trading before the commencement of the Offer, the closing price of the Shares on NASDAQ was $5.04 per Share. We encourage you to obtain a recent quotation for Shares in deciding whether to tender your Shares. See Section 6 — “Price Range of Shares; Dividends.”

If I tender my Shares, when and how will I get paid?

If the conditions to the Offer as set forth in Section 15 — “Conditions to the Offer” are satisfied or waived and we consummate the Offer and accept your Shares for payment, you will be entitled to promptly receive an amount equal to the number of Shares you tendered into the Offer multiplied by the Offer Price, net to you in cash, without interest, less any applicable withholding taxes. We will pay for your validly tendered and not properly withdrawn Shares by depositing the aggregate Offer Price therefor with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of (i) certificates representing such Shares or a confirmation of a book-entry transfer of such Shares as described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares — Book-Entry Transfer,” (ii) a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees or, in the case of book-entry transfer of Shares, either such Letter of Transmittal or an Agent’s Message in lieu of such Letter of Transmittal and (iii) any other required documents for such Shares. See Section 1 — “Terms of the Offer” and Section 2 — “Acceptance for Payment and Payment for Shares.”

What will happen to my equity awards in the Offer?

The Offer is being made for all outstanding Shares, and not for options to purchase Shares or other equity awards (collectively, “Equity Awards”). Equity Awards may not be tendered into the Offer. If you wish to tender Shares underlying Equity Awards, you must first exercise such awards (to the extent exercisable) in accordance with their terms in sufficient time to tender the Shares received into the Offer.

At the Effective Time, each outstanding Equity Award and the Mindspeed Equity Plans (as defined in Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Mindspeed Equity Plans; Employee Stock Purchase Plan”), other than Mindspeed’s Employee Stock Purchase Plan, will be assumed by MACOM. Each assumed Equity Award will continue to have, and be subject to, the same terms and conditions (including vesting and forfeiture terms) set forth in the agreement governing such Equity Award, except that each such Equity Award will be converted to the right to acquire or receive that number of whole shares of common stock of MACOM equal to the product of (i) the number of shares of Mindspeed common stock underlying such Equity Award immediately prior to the Effective Time multiplied by (ii) the Equity Exchange Ratio, with the resulting number rounded down to the nearest whole number of shares of common stock of MACOM. The “Equity Exchange Ratio” is equal to the quotient obtained by dividing (x) the Offer Price by (y) the average of the closing prices of the common stock of MACOM as reported on NASDAQ for the ten trading days ending five trading days prior to the closing date of the Merger. See Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Treatment of Mindspeed Options and Mindspeed Stock Awards.”

What are the U.S. federal income tax consequences of the Offer and the Merger?

The receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger (or pursuant to the exercise of appraisal rights in accordance with Delaware law) will be a taxable transaction for U.S. federal income tax purposes if you are a United States Holder (as defined in Section 5 — “Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger — United States Holders”). In general, you will recognize gain or loss equal to the difference between your adjusted tax basis in Shares that you tender into the Offer or exchange in the Merger (or retain for exercise of appraisal rights) and the amount of cash you receive for such Shares. If you are a United States Holder and you hold your Shares as a capital asset, the gain or loss that you recognize will be a capital gain or loss and will be treated as a long-term capital gain or loss if you have held such Shares for more than one year. If you are a Non-United States Holder (as defined in Section 5 — “Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger — Non-United States Holders”), you will generally not be subject to U.S. federal income tax on gain recognized on Shares you tender into the Offer or exchange in the Merger (or retain for exercise of appraisal rights). Any amounts received by a holder of Shares who exercises appraisal rights that are or are deemed to be interest for U.S. federal income tax purposes will be taxed as such. You should consult your tax advisor about the particular tax consequences to you of tendering your Shares into the Offer, exchanging your Shares in the Merger or exercising appraisal rights. See Section 5 — “Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger” for a discussion of certain material U.S. federal income tax consequences of tendering Shares in the Offer or exchanging Shares in the Merger or exercising appraisal rights.

To whom should I talk if I have additional questions about the Offer?

You may contact Georgeson, Inc., the Information Agent for the Offer, at the address and telephone number listed below if you have any questions about the Offer.

The Information Agent for the Offer is:

Georgeson Inc.

480 Washington Blvd., 26th Floor

Jersey City, NJ 07310

All Holders Call Toll Free: (866) 647-8872

To the Holders of Shares of Common Stock of Mindspeed Technologies, Inc.:

INTRODUCTION

Micro Merger Sub, Inc., a Delaware corporation (“Purchaser,” “we,” “us,” or “our”) and a wholly-owned subsidiary of M/A-COM Technology Solutions Holdings, Inc., a Delaware corporation (“MACOM”), hereby offers to purchase (the “Offer”) all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Mindspeed Technologies, Inc., a Delaware corporation (“Mindspeed”), at a price of $5.05 per Share (the “Offer Price”), net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and conditions set forth in this Offer to Purchase (as it may be amended and supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated November 5, 2013 (as it may be amended and supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among MACOM, Purchaser and Mindspeed. Under the Merger Agreement, after the completion of the Offer and subject to specified conditions, Purchaser will merge with and into Mindspeed (the “Merger”), with Mindspeed continuing as the surviving corporation and a wholly-owned subsidiary of MACOM (the “Surviving Corporation”). At the effective time of the Merger (the “Effective Time”), each Share not acquired in the Offer (other than (i) Shares then held by MACOM, Purchaser, Mindspeed or their respective subsidiaries, (ii) Shares that are held by any stockholders of Mindspeed who properly demand appraisal rights in connection with the Merger as described in Section 16 — “Certain Legal Matters; Regulatory Approvals — Appraisal Rights” and (iii) shares of unvested restricted stock of Mindspeed assumed by MACOM in connection with the Merger) will be cancelled and converted into the right to receive the Offer Price, without interest, less any applicable withholding taxes. The Merger Agreement is described in detail in Section 11 — “The Merger Agreement; Other Agreements” of this Offer to Purchase.

The Offer is conditioned upon, among other things, (i) satisfaction of the Minimum Condition (as defined below), (ii) the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) having expired or terminated (the “Regulatory Condition”), and (iii) other customary conditions. The term “Minimum Condition” is defined in Section 15 — “Conditions to the Offer”, and generally requires that there is validly tendered and not withdrawn immediately prior to the Expiration Date (as defined below) that number of Shares which, when added to the Shares owned by MACOM or any of its subsidiaries (if any), would represent at least a majority of the Shares outstanding of Mindspeed (assuming conversion or exercise of all derivative securities convertible or exercisable immediately prior to the Expiration Date, including all Convertible Senior Notes (as defined below) and vested Mindspeed Options (as defined below), regardless of the conversion or exercise price), excluding for the purposes of this condition Shares tendered pursuant to guaranteed delivery procedures and not actually delivered prior to the Expiration Date. See Section 15 — “Conditions to the Offer.” The Minimum Condition may not be waived without the prior written consent of Mindspeed.

According to Mindspeed, as of November 15, 2013, there were (a) 43,343,199 outstanding Shares, (b) 561,992 Shares subject to issuance pursuant to options to purchase Shares (“Mindspeed Options”) exercisable under the Mindspeed Equity Plans (as defined in Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Mindspeed Equity Plans; Employee Stock Purchase Plan”), and (c) approximately 8,205,129 Shares issuable upon conversion of Mindspeed’s 6.75% Convertible Senior Notes due 2017 (the “Convertible Senior Notes”). Assuming that all Shares described in (b) and (c) in the preceding sentence are issued and that (i) no other Shares were or are issued after November 15, 2013 and (ii) no Mindspeed Options have been granted or expired after November 15, 2013, the Minimum Condition would be satisfied if at least 26,055,161 Shares are validly tendered and not properly withdrawn prior to the Expiration Date.

The Offer and the withdrawal rights will expire at 12:00 midnight, New York City time, on December 17, 2013 (which is the end of the day on December 17, 2013) (the “Expiration Date”), unless the Offer is extended or the Merger Agreement has been earlier terminated in accordance with its terms. Under no circumstances will interest be paid with respect to the purchase of Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making payment for Shares.

After careful consideration, the Board of Directors of Mindspeed (the “Mindspeed Board”) unanimously (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of Mindspeed and its stockholders, (2) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement in accordance with the requirements of the DGCL, and (3) resolved to recommend that Mindspeed’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A more complete description of the Mindspeed Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in the Schedule 14D-9 that is being filed by Mindspeed with the SEC and, together with this Offer to Purchase, the Letter of Transmittal and other related materials, mailed to Mindspeed’s stockholders in connection with the Offer. Stockholders should carefully read the information set forth in the Schedule 14D-9 in its entirety.

If you are a record owner of Shares and you tender such Shares directly to the Depositary in accordance with the terms of this Offer, we will not charge you brokerage fees, commissions or, except as set forth in Instruction 6 in the Letter of Transmittal, stock transfer taxes on the sale of Shares pursuant to the Offer. However, if you do not complete and sign the IRS Form W-9 that is enclosed with the Letter of Transmittal (or other applicable form), you may be subject to backup withholding at the applicable statutory rate on the gross proceeds payable to you. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares — Backup Withholding.” Stockholders with Shares held in street name by a broker, dealer, bank, trust company or other nominee should consult with such nominee to determine if they will be charged any service fees or commissions. We will pay all charges and expenses of the Depositary and the Information Agent incurred in connection with the Offer. See Section 17 — “Fees and Expenses.”

The Merger will be governed by Section 251(h) of the DGCL. Accordingly, after the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, MACOM, we and Mindspeed will cause the Merger to become effective as soon as practicable without a meeting of stockholders of Mindspeed in accordance with Section 251(h) of the DGCL. See Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Application of Section 251(h) of the DGCL.”

No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, the holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such holder’s Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court. The “fair value” could be more or less than, or equal to, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). See Section 16 — “Certain Legal Matters; Regulatory Approvals — Appraisal Rights.”

This Offer to Purchase and the Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and pay for all Shares validly tendered and not properly withdrawn prior to the Expiration Date as permitted under Section 4 — “Withdrawal Rights.”

The Offer is not subject to any financing condition. The Offer is conditioned upon the Minimum Condition and the Regulatory Condition, as well as other customary conditions. See Section 15 — “Conditions to the Offer.”

We expressly reserve the right from time to time prior to the Expiration Date to waive any of the conditions described in Section 15 — “Conditions to the Offer,” to increase the Offer Price or to make any other changes in the terms and conditions of the Offer, except that we will not, without the prior written consent of Mindspeed, (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) decrease the maximum number of Shares sought to be purchased in the Offer, (iv) impose additional conditions to the Offer, (v) amend or modify any of the conditions to the Offer in a manner that adversely affects holders of Shares generally, (vi) waive or change the Minimum Condition or (vii) extend or otherwise change the Expiration Date in a manner other than as required or permitted by the Merger Agreement.

Pursuant to the Merger Agreement and in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), but in all instances subject to the provisions of Section 251(h) of the DGCL and our obligation to consummate the Merger as soon as practicable following the consummation of the Offer and satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we may elect to provide a subsequent offering period (and one or more extensions thereof) following the Expiration Date. Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. Following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we, MACOM and Mindspeed will consummate the Merger as soon as practicable. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. If we elect to provide a subsequent offering period, it will be an additional period of time, following the Expiration Date, during which stockholders may tender any Shares not previously tendered into the Offer prior to the Expiration Date (or Shares previously tendered and later withdrawn prior to the Expiration Date) and not withdrawn. If we elect to provide a subsequent offering period, (i) it will remain open for such period or periods as we will specify of neither less than three business days nor more than 20 business days, (ii) Shares may be tendered in the same manner as was applicable to the Offer except that any Shares tendered during such period may not be withdrawn pursuant to Rule 14d-7(a)(2) under the Exchange Act, (iii) we will immediately accept and promptly pay for Shares as they are tendered and (iv) the price per Share will be the same as the Offer Price. For purposes of the Offer as provided under the Exchange Act, a “business day” means any day other than a Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

A subsequent offering period, if one is provided, is not an extension of the Offer. If we do elect to provide a subsequent offering period, we will make a public announcement of such election no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date.

The Merger Agreement separately provides that we are required to extend the Offer (i) for successive periods of ten business days each, or such other number of business days as we, MACOM and Mindspeed may agree, in order to permit the satisfaction of all conditions that have not been satisfied as of the scheduled Expiration Date (subject to our right to waive any condition to the Offer (other than the Minimum Condition) in accordance with the Merger Agreement), and (ii) for the minimum period required by applicable law or any interpretation or position of the SEC or its staff or the NASDAQ Stock Market, LLC (“NASDAQ”) or its staff, provided that we are not, under any circumstances, obligated to extend the Offer beyond February 3, 2014 (the “End Date”).

If we extend the Offer, are delayed in our acceptance for payment of Shares, are delayed in payment after the time we accept for payment Shares tendered in the Offer (the “Acceptance Time”) or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Offer to Purchase under Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to promptly pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act and the interpretations thereunder. The minimum period during which an offer must remain open following material changes in the terms of an offer or information concerning an offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes and the appropriate manner of dissemination. In a published release, the SEC has stated that, in its view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and that if material changes are made with respect to information that approaches the significance of price and the percentage of securities sought, a minimum period of 10 business days may be required to allow for adequate dissemination to stockholders and investor response. In accordance with the foregoing view of the SEC and applicable law, if, prior to the Expiration Date, and subject to the limitations of the Merger Agreement, we change the number of Shares being sought or the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the 10th business day from the date that notice of such change is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such 10th business day.

If, prior to the Expiration Date, we increase the consideration being paid for Shares, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of such increase in consideration.

Any extension, delay, termination, waiver or amendment of the Offer will be followed promptly by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which we may choose to make any public announcement, we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service.

Mindspeed has provided us with Mindspeed’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on Mindspeed’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we will promptly accept for payment and promptly thereafter pay for all Shares validly tendered and not properly withdrawn prior to the Expiration Date pursuant to the Offer.

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of:

•	the certificates evidencing such Shares (“Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares”;

•	a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees or, in the case of book-entry transfer of Shares, either such Letter of Transmittal or an Agent’s Message (as defined below) in lieu of such Letter of Transmittal; and

•	any other documents required by the Letter of Transmittal.

Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to their Shares are actually received by the Depositary.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions to the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders of record whose Shares have been accepted for payment. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or we are unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to our rights under the Offer, the Depositary may, nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Under no circumstances will interest with respect to the Shares purchased pursuant to the Offer be paid, regardless of any extension of the Offer or delay in making such payment.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary or unless otherwise mutually agreed by us and Mindspeed.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased or untendered Shares will be returned, without expense, to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), in each case, promptly following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tender of Shares. No alternative, conditional or contingent tenders will be accepted. In order for a Mindspeed stockholder to validly tender Shares pursuant to the Offer, the stockholder must follow one of the following procedures:

•	for Shares held as physical certificates, the certificates representing tendered Shares, a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase before the Expiration Date (unless the tender is made during a subsequent offering period, if one is provided, in which case the certificates representing Shares, the Letter of Transmittal and other documents must be received before the expiration of such subsequent offering period);

•	for Shares held in book-entry form, either a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, or an Agent’s Message in lieu of such Letter of Transmittal, and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and such Shares must be delivered according to the book-entry transfer procedures described below under “Book-Entry Transfer” and a Book-Entry Confirmation must be received by the Depositary, in each case before the Expiration Date (unless the tender is made during a subsequent offering period, if one is provided, in which case the Letter of Transmittal or an Agent’s Message in lieu of such Letter of Transmittal, and other documents must be received before the expiration of such subsequent offering period); or

•	the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery” before the Expiration Date.

The term “Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce such agreement against such participant.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, or an Agent’s Message and any other required documents (for example, in certain circumstances, a completed IRS Form W-9 that is included in the Letter of Transmittal) must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal if:

•	the Letter of Transmittal is signed by the registered holder (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or

•	Shares tendered pursuant to such Letter of Transmittal are for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member of or participant in a recognized “Medallion Program” approved by the Securities Transfer Association Inc., including the Security Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP), or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each, an “Eligible Institution” and, collectively, the “Eligible Institutions”).

In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in the name of or returned to, a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appears on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered; provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by us, is received prior to the Expiration Date by the Depositary as provided below; and

•	the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees (or, in the case of book-entry transfer of Shares, either such Letter of Transmittal or an Agent’s Message in lieu of such Letter of Transmittal), and any other documents required by the Letter of Transmittal are received by the Depositary within three NASDAQ trading days after the date of execution of such Notice of Guaranteed Delivery.

A Notice of Guaranteed Delivery may be delivered by overnight courier or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by us. In the case of Shares held through the Book-Entry Transfer Facility, the Notice of Guaranteed Delivery must be delivered to the Depositary by a participant by means of the confirmation system of the Book-Entry Transfer Facility.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary unless otherwise mutually agreed by us and Mindspeed.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the election and risk of the tendering stockholder. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the terms and conditions of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal, and that when the Acceptance Time occurs, we will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions to the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us in our sole discretion. We reserve the absolute right to reject any and all tenders we determine not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of us, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be determined by us in our sole discretion.

Appointment as Proxy. By executing the Letter of Transmittal (or taking action resulting in the delivery of an Agent’s Message) as set forth above, unless Shares relating to such Letter of Transmittal or Agent’s Message are properly withdrawn pursuant to the Offer, the tendering stockholder will irrevocably appoint our designees, and each of them, as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by us and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective if and when, and only to the extent that, we accept such Shares for payment pursuant to the Offer. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective) with respect thereto. Each of our designees will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including in respect of any annual, special or adjourned meeting of Mindspeed’s stockholders or otherwise, as such designee in its sole discretion deems proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon the occurrence of the Acceptance Time, we must be able to exercise full voting, consent and other rights with respect to such Shares and other securities and rights, including voting at any meeting of stockholders.

The foregoing powers of attorney and proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Mindspeed’s stockholders.

Mindspeed Options, Mindspeed Stock Awards and Convertible Senior Notes. The Offer is made only for outstanding Shares and is not made for any Mindspeed Options, Mindspeed Stock Awards (as defined in Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Treatment of Mindspeed Options and Mindspeed Stock Awards”) or shares issuable upon conversion of the Convertible Senior Notes. See Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Treatment of Mindspeed Options and Mindspeed Stock Awards” and “Convertible Senior Notes” for a description of the treatment of the Mindspeed Options, Mindspeed Stock Awards and Convertible Senior Notes.

Backup Withholding. To prevent federal “backup withholding” with respect to payment of the Offer Price of Shares purchased pursuant to the Offer, each stockholder (including any stockholder that tenders Shares into the Offer pursuant to the book-entry transfer procedures described above in this Section 3) must provide the

Depositary with its correct taxpayer identification number and certify that it is not subject to backup withholding by completing the IRS Form W-9 that is included in the Letter of Transmittal or by otherwise certifying such stockholder’s exemption from backup withholding (e.g., by providing a properly completed IRS Form W-8). See Instruction 8 set forth in the Letter of Transmittal and Section 5 — “Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger” of this Offer to Purchase for a more detailed discussion of backup withholding.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after January 18, 2014, which is the 60th day from the commencement of the Offer, unless such Shares have already been accepted for payment by us pursuant to the Offer.

For a withdrawal to be proper and effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares — Book-Entry Transfer,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Section 4 and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Withdrawals of tendered Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, Shares that have been properly withdrawn may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares — Valid Tender of Shares.”

Shares previously tendered into the Offer and accepted for payment, or if we elect to provide a subsequent offering period, Shares tendered in such subsequent offering period (as described in more detail in Section 1 — “Terms of the Offer”), may not be withdrawn.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by us in our sole discretion. We also reserve the absolute right to waive any defect or irregularity in the withdrawal of Shares by any stockholder, regardless of whether or not similar defects or irregularities are waived in the case of other stockholders. None of us, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger.

The following is a summary of certain material U.S. federal income tax consequences of the Offer and the Merger to holders whose Shares are purchased pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger (or pursuant to the exercise of appraisal rights in accordance with Delaware law). This summary is based on the Internal Revenue Code of 1986, as amended, applicable treasury regulations and administrative and judicial interpretations thereunder, each as in effect as of the date hereof, all of which may change, possibly with retroactive effect. This summary is not a comprehensive description of all U.S. federal income tax consequences of the Offer and the Merger that may be relevant to particular holders in light of their individual circumstances. The discussion applies only to holders that hold their Shares as capital assets, and may not apply to Shares received pursuant to the exercise of employee stock options or otherwise as compensation, Shares held as part of a “straddle,” “hedge,” “conversion transaction,” constructive sale or other integrated transaction, holders that purchase or sell Shares as part of a wash sale for tax purposes, holders in special tax situations (such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, banks, insurance companies, holders that are subject to the alternative minimum tax, or the net investment income tax provisions of the Code, holders who hold their Shares as qualified small business stock, holders who own more than 5% of the Shares, tax-exempt organizations, certain former U.S. citizens or long-term residents, “controlled foreign corporations” or “passive foreign investment companies”), or United States Holders (as defined below) whose functional currency is not the U.S. dollar. This discussion does not address any aspect of U.S. federal gift or estate tax, or state, local or foreign taxation.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend on the status of the partner and the tax treatment of the partnership. Accordingly, partnerships that hold Shares and partners in such partnerships should consult their tax advisors with regard to the U.S. federal income tax consequences of exchanging Shares pursuant to the Offer or the Merger.

THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW ARE BASED ON CURRENT LAW. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH HOLDER SHOULD CONSULT SUCH HOLDER’S OWN TAX ADVISOR TO DETERMINE THE APPLICABILITY OF THE RULES DISCUSSED BELOW TO SUCH HOLDER AND THE PARTICULAR TAX EFFECTS OF THE OFFER AND THE MERGER TO SUCH HOLDER, INCLUDING THE APPLICATION AND EFFECT OF U.S. FEDERAL ESTATE AND GIFT, STATE, LOCAL AND OTHER TAX LAWS.

United States Holders. For purposes of this discussion, the term “United States Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a domestic corporation or any entity treated as such for U.S. federal income tax purposes;

•	an estate whose income is subject to United States federal income taxation regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has validly elected to be treated as a “United States person” under applicable Treasury regulations.

The receipt of cash for Shares pursuant to the Offer or the Merger (or pursuant to the exercise of appraisal rights) will be a taxable transaction for U.S. federal income tax purposes. In general, a United States Holder will recognize gain or loss in an amount equal to the difference between the amount of cash received by such United States Holder pursuant to the Offer or converted into the right to receive cash in the Merger (or appraised in an appraisal proceeding by the Delaware Court of Chancery) and such United States Holder’s adjusted federal income tax basis in such Shares therein. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer or converted into the right to receive cash in the Merger. Such gain or loss will be capital gain or loss (other than, with respect to the exercise of appraisal rights, amounts, if any, that are or are deemed to be interest for federal income tax purposes, which amounts will be taxed as ordinary income) and will be long-term capital gain or loss if, on the date of sale (or, if applicable, the date of the Merger), such Shares were held for more than one year. Long-term capital gains recognized by an individual generally will be taxed at preferential rates. Capital losses may be subject to limits on deductibility.

Non-United States Holders. For purposes of this discussion, the term “Non-United States Holder” means a beneficial owner of Shares that is not a United States Holder.

In general, a Non-United States Holder will not be subject to U.S. federal income tax on gain recognized on Shares sold pursuant to the Offer or converted into the right to receive cash in the Merger (or appraised in an appraisal proceeding by the Delaware Court of Chancery) unless:

•	the gain is “effectively connected” with the Non-United States Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment that such Non-United States Holder maintains in the United States); or

•	the Non-United States Holder is an individual present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist; or

•	the Non-United States Holder exercises appraisal rights and receives amounts that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be subject to withholding tax at a 30% tax rate or at a lower rate if such Non-United States Holder is eligible for the benefits of an income tax treaty that provides for a lower rate.

“Effectively connected” gains that are recognized by a corporate Non-United States Holder also may be subject, under certain circumstances, to an additional “branch profits tax” at a 30% rate or at a lower rate if such holder is eligible for the benefits of an income tax treaty that provides for a lower rate or if another exemption applies.

Information Reporting and Backup Withholding. Payments made to a noncorporate United States Holder in connection with the Offer or the Merger generally will be subject to information reporting and may be subject to “backup withholding.” See Section 3 — “Procedures for Accepting the Offer and Tendering Shares — Backup Withholding” of this Offer to Purchase.

Backup withholding generally applies if a United States Holder (i) fails to provide an accurate taxpayer identification number or (ii) in certain circumstances, fails to comply with applicable certification requirements. A Non-United States Holder generally will be exempt from information reporting and backup withholding if it certifies on an IRS Form W-8BEN that it is not a U.S. person, or otherwise establishes an exemption in a manner satisfactory to the Depositary.

Backup withholding is not an additional tax and may be refunded by the Internal Revenue Service to the extent it results in an overpayment of tax. Certain persons generally are entitled to exemption from information reporting and backup withholding, including corporations. Certain penalties apply for failure to provide correct information and for failure to include reportable payments in income. Each holder should consult with his or her own tax advisor as to his or her qualification for exemption from backup withholding and the procedure for obtaining such exemption. Tendering United States Holders may be able to prevent backup withholding by completing the IRS Form W-9 that is included in the Letter of Transmittal or, in the case of Non-United States Holders, an IRS Form W-8BEN.

6.	Price Range of Shares; Dividends.

The Shares are listed and principally traded on NASDAQ under the symbol “MSPD.” The following table sets forth the high and low sales prices per Share for the periods indicated as reported on NASDAQ based on published financial sources:

	High	Low
Fiscal Year 2012:
First Quarter Ended December 30, 2011	$6.20	$4.17
Second Quarter Ended March 30, 2012	7.28	4.45
Third Quarter Ended June 29, 2012	6.48	2.35
Fourth Quarter Ended September 28, 2012	3.57	2.31
Fiscal Year 2013:
First Quarter Ended December 28, 2012	4.59	3.02
Second Quarter Ended March 29, 2013	5.27	3.32
Third Quarter Ended June 28, 2013	3.45	2.28
Fourth Quarter Ended September 27, 2013	3.58	2.75
Fiscal Year 2014:
First Quarter (through November 18, 2013)	$5.04	$2.70

On November 5, 2013, the last full trading day before the execution of the Merger Agreement and the Offer was announced, the closing price of the Shares on NASDAQ was $2.97 per Share. On November 18, 2013, the last full day of trading before the commencement of the Offer, the closing price of the Shares on NASDAQ was $5.04 per Share.

We encourage you to obtain a recent quotation for Shares in deciding whether to tender your Shares.

Mindspeed has never declared or paid cash dividends with respect to the Shares. Under the terms of the Merger Agreement, Mindspeed is not permitted to declare or pay any dividend in respect of the Shares without MACOM’s prior written consent. See Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Conduct of Business of Mindspeed.”

7.	Certain Information Concerning Mindspeed.

Except as otherwise set forth in this Offer to Purchase, the information concerning Mindspeed contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. None of Purchaser, MACOM, the Information Agent or the Depositary take responsibility for the accuracy or completeness of the information contained in such documents and records or for any failure by Mindspeed to disclose events that may have occurred or may affect the significance or accuracy of any such information but that are unknown to Purchaser, MACOM, the Information Agent or the Depositary.

General. Mindspeed was incorporated in Delaware in July 2001. The principal executive offices of Mindspeed are located at 4000 MacArthur Boulevard, East Tower, Newport Beach, California 92660 and the telephone number is (949) 579-3000.

Mindspeed designs, develops and sells semiconductor solutions for communications applications in wireline and wireless network infrastructure equipment, which includes broadband access networks (fixed and mobile), enterprise and metropolitan and wide area networks (WAN) (fixed and mobile). Mindspeed’s three product families are WAN communications, communications convergence processing and high-performance analog. Mindspeed’s communications convergence processing products include ultra-low-power, multi-core digital signal processor (DSP) system-on-chip (SoC) products for the fixed and mobile (3G/4G) carrier infrastructure, including residential and enterprise platforms. Mindspeed’s WAN communications products help optimize today’s circuit-switched networks that furnish much of the Internet’s underlying long-distance infrastructure. Mindspeed’s high-performance analog products include high-density crosspoint switches, optical drivers, equalization and signal-conditioning solutions that solve difficult switching, timing and synchronization challenges in next-generation optical networking, enterprise storage and broadcast video transmission applications.

Available Information. Mindspeed files annual, quarterly and current reports, proxy statements and other information with the SEC. Mindspeed’s SEC filings are available to the public over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document Mindspeed files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Mindspeed maintains a website at www.mindspeed.com. These website addresses are not intended to function as hyperlinks, and the information contained on Mindspeed’s website and on the SEC’s website is not incorporated by reference in this Offer to Purchase and you should not consider it a part of this Offer to Purchase.

8.	Certain Information Concerning Purchaser and MACOM.

Purchaser. We are a Delaware corporation and a wholly-owned subsidiary of MACOM, and were formed solely for the purpose of engaging in the transactions contemplated by the Merger Agreement, including the Offer and the Merger. To date, we have not carried on any activities other than those related to our formation, the Merger Agreement, the Offer and the Merger. We have minimal assets and liabilities other than the contractual rights and obligations as set forth in the Merger Agreement. Following the consummation of the Offer and the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we will merge with and into Mindspeed, with Mindspeed continuing as the surviving corporation and as a wholly-owned subsidiary of MACOM. Our principal executive offices are located at 100 Chelmsford Street, Lowell, Massachusetts, 01851. Our business telephone number is (978) 656-2500.

MACOM. MACOM is a Delaware corporation. The principal executive offices of MACOM are located at 100 Chelmsford Street, Lowell, Massachusetts, 01851. The business telephone number of MACOM is (978) 656-2500. MACOM is a leading provider of high-performance analog semiconductor solutions for use in wireless and wireline applications across the radio frequency, microwave and millimeterwave spectrum. MACOM leverages its system-level expertise to design and manufacture differentiated, high-value products for customers who demand high performance, quality and reliability. The diversity and depth of MACOM’s business across technologies, products, applications, end markets and geographies provide it with opportunities for growth and enable it to develop broad relationships with its customers. MACOM offers over 2,700 standard and custom devices, which include integrated circuits, multi-chip modules, power pallets and transistors, diodes, switches and switch limiters, passive and active components and complete subsystems, across 37 product lines serving over 6,000 end customers in four large primary markets with opportunities for long-term future growth. MACOM’s semiconductor products are electronic components that our customers incorporate into their larger electronic systems, such as point-to-point radios, radar, optical components, satellite communications systems, automobile navigation systems, cable television (CATV) set-top boxes, magnetic resonance imaging systems and unmanned aerial vehicles. MACOM’s primary markets are Networks, which includes CATV, cellular backhaul, cellular infrastructure and optical communications applications; Aerospace and Defense; Automotive, which includes global positioning modules we sell to the automotive industry; and Multi-market, which includes industrial, medical, mobile communications and scientific applications.

Additional Information. Certain information concerning the directors and executive officers of MACOM and Purchaser is set forth in Annex A to this Offer to Purchase.

Except as set forth elsewhere in this Offer to Purchase (including Section 10 — “Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Mindspeed”, Section 11 — “The Merger Agreement; Other Agreements”, Annex A and under “Mark Edelstone” below): (i) neither we nor MACOM nor, to our knowledge or the knowledge of MACOM after reasonable inquiry, any of the persons listed in Annex A, or any associate or affiliate of the foregoing, beneficially owns or has a right to acquire any Shares or any other equity securities of Mindspeed, (ii) neither we nor MACOM nor, to our knowledge or the knowledge of MACOM after reasonable inquiry, any of the persons listed on Annex A, has effected any transaction in the Shares or any other equity securities of Mindspeed during the 60-day period preceding the date of this Offer to Purchase, (iii) neither we nor MACOM nor, to our knowledge or the knowledge of MACOM after reasonable inquiry, any of the persons listed on Annex A, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Mindspeed, (iv) during the two years prior to the date of this Offer to Purchase, there have been no transactions between us and MACOM, its subsidiaries or, to our knowledge or the knowledge of MACOM after reasonable inquiry, any of the persons listed in Annex A, on the one hand, and Mindspeed or any of its executive officers, directors or affiliates, on the other hand, (v) during the two years prior to the date of this Offer to Purchase, there have been no negotiations, transactions or contracts between us, MACOM, our or its subsidiaries or, to our knowledge or the knowledge of MACOM after reasonable inquiry, any of the persons listed in Annex A, on the one hand, and Mindspeed or any of its executive officers, directors or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets and (vi) there are no present or proposed material agreements, arrangements, understandings or relationships between us, MACOM or any of our or its respective executive officers, directors or affiliates, on the one hand, and Mindspeed or any of its executive officers, directors or affiliates, on the other hand. Neither we nor MACOM has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining it from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Mark Edelstone. Mark Edelstone is a member of the Board of Directors of MACOM and is a Managing Director of Morgan Stanley & Co., LLC (“Morgan Stanley”). Morgan Stanley served as a financial advisor to Mindspeed and provided a fairness opinion to the Mindspeed Board in connection with this transaction. At the commencement of MACOM’s interest in this transaction, Morgan Stanley informed MACOM, and asked MACOM to so inform its Board of Directors, that Mark Edelstone was a member of the Morgan Stanley team that would be providing financial advisory services to Mindspeed in connection with this transaction. As a result, Mark Edelstone was screened from all MACOM processes and confidential information sent to the Board of Directors of MACOM regarding this transaction, and Mr. Edelstone was recused and excluded from any discussions regarding, and from approval of, the Mindspeed transaction by the Board of Directors of MACOM. We understand that Morgan Stanley will be paid a fee by Mindspeed of approximately $5.4 million for its services, $100,000 of which was paid as a retainer fee, $500,000 of which has been earned but not yet paid upon the rendering of the opinion to Mindspeed and the remainder of which (approximately $4.8 million) is contingent upon the closing of the Merger.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we and MACOM have filed with the SEC a Tender Offer Statement on Schedule TO (as amended, which we refer to as the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO and such documents are available to the public over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document filed by us and/or MACOM with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. MACOM maintains a website at www.macomtech.com. These website addresses are not intended to function as hyperlinks, and the information contained on MACOM’s website and on the SEC’s website is not incorporated by reference in this Offer to Purchase and you should not consider it a part of this Offer to Purchase.

9.	Source and Amount of Funds.

We estimate that we will need approximately $276 million to purchase all Shares pursuant to the Offer and the Merger and to pay related fees and expenses. MACOM, our parent company, will provide us with sufficient funds to purchase all Shares validly tendered in the Offer and will provide funding for our acquisition of the remaining Shares in the Merger and related fees and expenses. MACOM expects to fund such cash requirements from a combination of its available cash and through its undrawn revolving credit facility. The Offer is not conditioned upon obtaining financing.

Revolving Credit Facility. On September 26, 2013, MACOM entered into an Amended and Restated Credit Agreement (as amended, the “Credit Agreement”) with the syndicate of lenders party thereto, JPMorgan Chase Bank, N.A. (“JPMorgan”), as Administrative Agent, and HSBC Bank USA, National Association, RBS Citizens, N.A., Bank of America, N.A. and TD Bank, N.A., as Co-Documentation Agents. The Credit Agreement provides for a revolving credit facility of $300 million, which can be increased by $125 million subject to certain conditions.

Borrowings under the Credit Agreement bear interest at a variable rate. For alternate base rate loans, the interest rate is equal to the highest of (i) JPMorgan’s prime rate, (ii) the daily federal funds effective rate as quoted by the Federal Reserve Bank of New York plus 0.5%, or (iii) a daily LIBOR rate plus 1.0%, in each case plus a margin ranging from 1.00% to 1.50% based on certain conditions. For Eurodollar rate loans, the interest rate is equal to an adjusted LIBOR rate plus a margin ranging from 2.00% to 2.50% based on certain conditions.

The Credit Agreement matures on September 26, 2018. The Credit Agreement contains customary restrictive and financial covenants, including without limitation, (a) covenants requiring MACOM to (i) pay certain fees, (ii) maintain, at the end of each fiscal quarter, a maximum leverage ratio of no greater than 2.50 to 1.00 (which may be increased to 2.75 to 1.00 for a limited period of time under certain circumstances), (iii) maintain, at the end of each fiscal quarter, a minimum fixed charge coverage ratio of no less than 1.50 to 1.00, and (iv) maintain at all times a minimum liquidity equal or greater to $15 million; and (b) covenants prohibiting MACOM from, among other things, (i) creating, incurring or assuming additional indebtedness, (ii) creating certain liens on any of its properties or assets, (iii) selling, leasing or transferring any of its properties or assets, with certain exceptions, including sales of inventory and equipment in the ordinary course of business, (iv) entering into certain merger, consolidation or other reorganization transactions with, or acquiring all or a substantial portion of the assets or equity interests of, any person or entity, subject to certain permitted acquisitions, (v) declaring, paying or making any dividend or distribution, (vi) entering into certain swap agreements, and (vii) entering into sale and leaseback transactions, in each case subject to certain exceptions. The Credit Agreement also contains customary events of default.

Borrowings under the Credit Agreement are secured by all of the assets of MACOM and M/A-COM Technology Solutions Inc. (“MTS”), a wholly-owned subsidiary of MACOM, including all receivables, equipment, general intangibles, inventory, investment property, certain subsidiary stock and intellectual property of MACOM and MTS. In addition, MTS guarantees the obligations of MACOM under the Credit Agreement.

The foregoing summary of the Credit Agreement does not purport to be complete and is subject to, and qualified in its entirety by, reference to the full text of the Credit Agreement and Amendment No. 1 to the Credit Agreement, dated November 5, 2013, copies of which are filed as Exhibits (b)(1) and (b)(2), respectively, to the Schedule TO, which are incorporated herein by reference.

As of the date hereof, no alternative financing arrangements or alternative financing plans have been made in the event the revolving credit facility is needed to finance the Offer and is not available at the Expiration Date. No plans have been made to finance or repay the revolving credit facility after the consummation of the transactions contemplated by the Merger Agreement.

We do not believe that our financial condition is relevant to a decision by a holder of Shares whether to tender Shares and accept the Offer because: (i) the consummation of the Offer is not subject to any financing condition; (ii) the Offer is being made for all Shares solely for cash; (iii) if the Offer is consummated, we will acquire all remaining Shares in the Merger for the same cash price as was paid in the Offer (i.e., the Offer Price); and (iv) we, through MACOM, will have sufficient funds, through available cash and its undrawn revolving credit facility, to purchase all Shares validly tendered and not properly withdrawn pursuant to the Offer and to provide funding for the Merger and related fees and expenses.

10.	Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Mindspeed.

Background of the Offer

MACOM regularly evaluates strategic alternatives to expand and diversify its operations and to enhance stockholder value, including potential strategic acquisitions of other companies and additional product lines and assets.

On or about August 14, 2013, Mark Edelstone, a member of MACOM’s board of directors and a managing director at Morgan Stanley & Co., LLC (“Morgan Stanley”), financial advisor to Mindspeed, contacted John Croteau, MACOM’s chief executive officer, to inquire whether MACOM had any interest in pursuing a potential acquisition of Mindspeed and on August 14, 2013, Morgan Stanley sent Mr. Croteau a nondisclosure agreement relating to Mindspeed. MACOM’s general counsel negotiated the terms of the nondisclosure agreement with representatives of Wilson Sonsini Goodrich & Rosati PC (“Wilson Sonsini”), legal counsel to Mindspeed, on August 18, 2013 and the nondisclosure agreement was executed by MACOM and Mindspeed on August 19, 2013.

On August 16, 2013, MACOM’s general counsel, Mr. Edelstone and other representatives of Morgan Stanley discussed Mr. Edelstone’s involvement as a member of the Morgan Stanley team providing financial advisory services to Mindspeed in connection with this potential transaction. They also discussed potential screening measures MACOM might consider in view of Mr. Edelstone’s involvement with Mindspeed. Based on that discussion, Mr. Edelstone was screened from MACOM’s internal deliberations and communications regarding a potential transaction with Mindspeed. Mr. Edelstone was also recused and excluded from any discussions, deliberations and approvals of the MACOM board of directors relating to a potential transaction with Mindspeed.

On August 23, 2013, Morgan Stanley, on Mindspeed’s behalf, sent MACOM financial and other preliminary diligence materials, including Mindspeed management presentations focused on Mindspeed’s High Performance Analog, or HPA, business unit with wind-down scenarios relating to Mindspeed’s wireless and Communications Processors, or CP, business units.

On August 26, 2013, representatives of MACOM and Morgan Stanley discussed via telephone the financial diligence materials previously provided as well as bid process and procedures.

On August 29, 2013, representatives of MACOM and Mindspeed management held a conference call to discuss due diligence items.

On September 6, 2013, representatives of MACOM and members of Mindspeed management held a conference call to discuss the HPA business.

Also on September 6, 2013, representatives of MACOM provided representatives of Morgan Stanley with a verbal indication of MACOM’s potential willingness to acquire Mindspeed for $4.50 per Share.

On September 10, 2013, representatives of Morgan Stanley informed representatives of MACOM that the Mindspeed Board had requested that MACOM submit a written proposal relating to the acquisition of Mindspeed by September 18, 2013.

On September 11, 2013, Mr. Croteau updated MACOM’s board of directors, excluding Mr. Edelstone, on the potential terms and benefits of an acquisition of Mindspeed. Mr. Croteau further informed the board that Mr. Edelstone was part of the Morgan Stanley team advising Mindspeed and should, therefore, be excluded from MACOM communications regarding a potential transaction with Mindspeed.

On September 13, 2013, MACOM sent Mindspeed a written indication of interest to acquire all the outstanding shares of Mindspeed common stock for $4.50 per Share in cash, a $1.38 or 44.2% premium to Mindspeed’s closing price on September 13, 2013 of $3.12 per Share. MACOM’s indication of interest noted that it had a committed undrawn line of credit that it intended to use to finance the transaction and that its offer would not be subject to a financing contingency. MACOM also requested a 45-day exclusive negotiating period.

On September 18 and September 19, 2013, members of Mindspeed’s and MACOM’s management teams met in Lowell, Massachusetts to discuss various matters relating to a potential transaction. Raouf Halim, Mindspeed’s chief executive officer, and Mr. Croteau both participated in the meeting.

On September 19, 2013, MACOM’s management briefed MACOM’s board of directors, excluding Mr. Edelstone, regarding the discussions with Mindspeed.

On September 20, 2013, Mindspeed granted MACOM and its advisors access to its electronic data room containing legal, contractual and other information regarding Mindspeed.

On September 28, 2013, MACOM’s management briefed MACOM’s board of directors, excluding Mr. Edelstone, regarding the discussions with Mindspeed.

On September 30, 2013, MACOM delivered a revised proposal providing for an acquisition of Mindspeed by means of a tender offer at $5.00 per Share in cash plus an additional payment equal to Mindspeed’s available cash in excess of a minimum cash target, which would be increased to reflect the proceeds from any divestiture of Mindspeed’s wireless business unit. MACOM reduced the requested exclusivity period to 21 days, but also included a divestiture of the wireless business unit and a minimum liquidity requirement as conditions to the closing of the tender offer.

On October 1, 2013, representatives of Morgan Stanley communicated to representatives of MACOM a counter offer of $5.00 per Share in cash plus $0.25 per Share upon the completion of any divestiture of the wireless business unit. In addition, Mindspeed rejected completion of the divestiture or a minimum liquidity requirement as a condition to the closing of the tender offer. Later that day, representatives of MACOM responded to Morgan Stanley with an offer of $5.00 per Share in cash plus the proceeds of any divestiture if it occurred prior to closing of the tender offer. MACOM’s counter-proposal assumed a simultaneous signing of the wireless divestiture agreement and the Merger Agreement and removed references to the divestiture as a condition to the closing of the tender offer.

On October 1, 2013, Mr. Halim and Mr. Croteau met for dinner and discussed the potential terms of a transaction, including the purchase price and the potential distribution of proceeds from a wireless divestiture.

From October 2, 2013 to October 4, 2013, representatives of MACOM met in Newport Beach, California with representatives of Mindspeed to conduct business diligence, primarily relating to Mindspeed’s operations, sales and financial information. Discussions also addressed whether proceeds, if any, from the wireless business unit divestiture would be payable to Mindspeed stockholders if the wireless divestiture occurred after the closing of the tender offer. In addition, during this period, Mr. Halim and Mr. Croteau had several telephonic conversations regarding the negotiation of the terms of the potential transaction and MACOM’s indication of interest.

On October 4, 2013, MACOM submitted a written, non-binding indication of interest to purchase Mindspeed at a price of $5.00 per Share, subject to satisfactory completion of due diligence with the treatment of any proceeds realized from a post-acquisition closing of the wireless divestiture remaining an open issue.

Also, on October 4, 2013, MACOM and Mindspeed signed an exclusivity agreement providing MACOM with the exclusive right to negotiate a potential transaction with Mindspeed for 21 days. The exclusivity agreement also contained an automatic seven-day extension of the exclusivity period provided that Mindspeed had not provided written notice of termination of negotiations with MACOM.

On October 6, 2013, MACOM’s management provided an update to MACOM’s board of directors, excluding Mr. Edelstone, regarding the negotiations with Mindspeed.

On October 9, 2013, business and legal due diligence meetings took place between representatives of MACOM and Mindspeed management in Newport Beach, California.

On October 10, 2013, Perkins Coie LLP (“Perkins Coie”), legal counsel to MACOM, delivered an initial draft of the Merger Agreement to representatives of Wilson Sonsini, which contained, among other things, a provision providing for a 4% break-up fee payable by Mindspeed in the event of certain permitted terminations of the proposed Merger Agreement by Mindspeed.

On October 16, 2013, at a meeting of MACOM’s board of directors, MACOM’s management provided an update to MACOM’s board of directors, excluding Mr. Edelstone, regarding the negotiations with Mindspeed.

On October 17, 2013, representatives of Wilson Sonsini delivered comments on the draft Merger Agreement to Perkins Coie.

On October 18, 2013, Perkins Coie provided a revised draft of the Merger Agreement to Wilson Sonsini. The revised draft provided for cash proceeds to stockholders of $5.00 per Share plus the proceeds of any wireless divestiture but only if the divestiture occurred within fifty business days of the execution of the Merger Agreement. The draft Merger Agreement also reduced the break-up fee to 3.5% of Mindspeed’s equity value.

From October 18 through October 24, 2013, representatives of MACOM, Mindspeed and their respective financial and legal advisors further discussed and negotiated the outstanding issues with respect to the terms of MACOM’s proposed acquisition of Mindspeed, including with respect to the mechanics, timing and treatment of any proceeds relating to the potential divestiture of the wireless business.

On October 24, 2013, Wilson Sonsini delivered a revised draft of the Merger Agreement to Perkins Coie, and Perkins Coie returned a revised draft on October 29, 2013. During this period, counsel for the respective parties engaged in continued discussions regarding the potential for sharing any wireless divestiture proceeds, potential deductions to any shared proceeds and various direct and contingent liabilities not proposed to be assumed by the potential acquiror of Mindspeed’s wireless business.

Also, between October 18 and October 24, 2013, with Mindspeed’s consent, MACOM engaged in direct discussions with Najabat Bajwa, Mindspeed’s senior vice president and general manager of HPA, concerning an offer of employment to join MACOM following the Merger. MACOM indicated that Mr. Bajwa’s execution of the employment and non-competition agreements with MACOM would be a condition to MACOM’s willingness to execute the Merger Agreement; however, such agreements would only become effective upon the consummation of the Merger. For a more detailed discussion of the terms and conditions of Mr. Bajwa’s employment, please see Section 11 — “The Merger Agreement; Other Agreements — Non-Competition and Non-Solicitation Agreement with Najabat Bajwa” and “Employment Offer Letter with Najabat Bajwa.”

During the period from October 29 through November 3, 2013, negotiations continued among Mindspeed, MACOM, Wilson Sonsini, and Perkins Coie with respect to the Merger Agreement. In addition, the parties reviewed and discussed drafts of the press releases announcing the Merger Agreement and the related communications packages for Mindspeed’s employees, customers, suppliers and investors.

On October 31, 2013, Wilson Sonsini provided Perkins Coie with the then-current drafts of the asset purchase agreement and ancillary agreements relating to the proposed divestiture of Mindspeed’s wireless business unit. Representatives of MACOM discussed with representatives of Mindspeed the status of negotiations with the potential acquiror, the potential acquiror’s current views and negotiating posture with respect to the transaction structure, and specific liabilities of the wireless business that the potential acquiror had indicated it was not willing to assume.

On November 1, 2013, MACOM’s board of directors held a meeting and approved the acquisition of Mindspeed, including the Merger Agreement and the transactions contemplated thereby.

On November 3, 2013, representatives of Barclays Capital, Inc. (“Barclays”), financial advisors to MACOM, contacted representatives of Morgan Stanley to propose a resolution of the outstanding issue relating to the treatment of proceeds, if any, from the divesture of Mindspeed’s wireless business unit. Through Barclays, MACOM proposed an increase in the currently negotiated cash consideration from $5.00 per Share to $5.05 per Share thereby removing any payment contingency related to the sale of Mindspeed’s wireless business unit.

From November 3, 2013 through November 5, 2013, conversations and negotiations continued among Mindspeed, MACOM, and their respective financial advisors and legal counsel with respect to final aspects of the Merger Agreement and ancillary agreements. Discussions also continued with respect to the proposed press releases and other public communications.

On November 4, 2013, MACOM’s board of directors held a meeting to receive an update on the status of the negotiations, including MACOM’s proposal to increase the purchase price to $5.05 per Share with no contingent payment possibility related to the sale of Mindspeed’s wireless business. At the meeting, MACOM’s board of directors approved the increase in purchase price to $5.05 per Share and reaffirmed its approval of the Merger Agreement and the transactions contemplated thereby.

On the afternoon of November 5, 2013, after the closing of trading on the NASDAQ, MACOM, Purchaser and Mindspeed executed the Merger Agreement and issued press releases announcing the execution of the Merger Agreement.

11.	The Merger Agreement; Other Agreements.

The Merger Agreement

The following is a summary of certain provisions of the Merger Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, which is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO, and any other filings that we make with the SEC with respect to the Offer or the Merger, may be obtained in the manner set forth in Section 8 — “Certain Information Concerning Purchaser and MACOM — Available Information.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.

Explanatory Note Regarding the Merger Agreement

The Merger Agreement is included to provide you with information regarding its terms. Factual disclosures about MACOM, us and Mindspeed or any of our or their respective affiliates contained in this Offer to Purchase or in their respective public reports filed with the SEC, as applicable, may supplement, update or modify the factual disclosures about MACOM, us and Mindspeed or any of our or their respective affiliates contained in the Merger Agreement. The representations, warranties and covenants made in the Merger Agreement by MACOM, us and Mindspeed were qualified and subject to important limitations agreed to by MACOM, us and Mindspeed in connection with negotiating the terms of the

Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to consummate the Offer or the Merger if the representations and warranties of the other party prove to be untrue, and allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in schedules that were confidentially provided by each party to the other but are not publicly filed as part of the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this Offer to Purchase.

The Offer

The Merger Agreement provides that we will commence the Offer as promptly as practicable but in no event more than ten business days after the date of the Merger Agreement, and that, subject to the satisfaction of the Minimum Condition and the satisfaction or waiver by us of the other conditions that are described in Section 15 — “Conditions to the Offer,” MACOM will cause us to accept for payment, and we will accept for payment, all Shares validly tendered and not properly withdrawn pursuant to the Offer promptly after the Expiration Date. The initial Expiration Date will be 12:00 midnight, New York City time, on December 17, 2013 (which is the end of the day on December 17, 2013).

Terms and Conditions of the Offer

Our obligations to accept for payment, and pay for, any Shares tendered pursuant to the Offer are subject to the conditions set forth in Section 15 — “Conditions to the Offer.” The Offer conditions are for the sole benefit of MACOM and us, and we or MACOM may waive, in whole or in part, any condition to the Offer from time to time prior to the Expiration Date, in our or its sole discretion, provided that we may not waive the Minimum Condition, or amend or modify any of the other conditions in the Offer in a manner that adversely affects Mindspeed stockholders, without the prior written consent of Mindspeed.

Extensions of the Offer; Subsequent Offering Period

The Merger Agreement provides that we will extend the Offer (a) for successive extension periods of ten business days each, or such shorter periods as we, MACOM and Mindspeed may agree, in order to permit the satisfaction of all remaining conditions to the Offer (subject to our right to waive any condition to the Offer (other than the Minimum Condition) in accordance with the Merger Agreement), if at any scheduled Expiration Date any condition to the Offer has not been satisfied or waived (other than the Minimum Condition, which we may not waive), and (b) for the minimum period required by applicable law or any interpretation or position of the SEC or its staff or NASDAQ or its staff, provided that we are not obligated to extend the Offer beyond the End Date. We may also elect to provide a subsequent offering period (and one or more extensions thereof) of neither less than three business days nor more than 20 business days following the Expiration Date, during which time Mindspeed’s stockholders whose Shares have not been tendered prior to the Expiration Date (or whose Shares were tendered and later withdrawn prior to the Expiration Date) may tender, but not withdraw, their Shares and receive the Offer Price.

Mindspeed Board Recommendation

The Mindspeed Board has, at a meeting duly called and held, unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable, fair to and in the best interests of Mindspeed and its stockholders, (ii) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement in accordance with the requirements of the DGCL, (iii) resolved to recommend that Mindspeed’s stockholders accept the Offer and tender their Shares to us pursuant to the Offer (item (iii), the “Mindspeed Board Recommendation”), (iv) adopted a resolution having the effect of causing the anti-takeover provisions contained in Section 203 of the DGCL applicable to a “business combination” (as defined in Section 203 of the DGCL) not apply to the transactions contemplated by the Merger Agreement and (v) adopted a resolution exempting the transactions contemplated by the Merger Agreement from the application of Mindspeed’s IRS Section 382 rights plan, so that no rights under the plan will be issuable or exercisable as a result of the transactions contemplated by the Merger Agreement.

Mindspeed’s Board of Directors

Upon the Acceptance Time and all times thereafter, we will be entitled to elect or designate a number of directors, rounded up to the next whole number, to the Mindspeed Board that is equal to the product of (a) the total number of directors on the Mindspeed Board (after giving effect to the directors elected or designated by us) multiplied by (b) the percentage that the aggregate number of Shares beneficially owned by MACOM, us and any of our subsidiaries bears to the total number of Shares then outstanding, and MACOM is entitled to have such designees be elected or appointed to such classes of the Mindspeed Board so as to be as evenly distributed as possible among the three classes of directors of the Mindspeed Board. Mindspeed and the Mindspeed Board will, upon our request at any time following the purchase of and payment for Shares pursuant to the Offer, take all actions necessary to (i) appoint to the Mindspeed Board the individuals designated by us and permitted to be so designated as described above, including, but not limited to, promptly filling vacancies or newly created directorships on the Mindspeed Board, promptly increasing the size of the Mindspeed Board (including by amending Mindspeed’s bylaws if necessary so as to increase the size of the Mindspeed Board) and/or promptly securing the resignations of the number of its incumbent directors as are necessary or desirable to enable our designees to be so elected or designated to the Mindspeed Board, and (ii) cause our designees to be so appointed at such time. Mindspeed will also, upon our request following the Acceptance Time, cause directors designated by us to constitute the same percentage on each committee of the Mindspeed Board as on the Mindspeed Board and, to the extent permitted by applicable law and the rules of the NASDAQ, each board of directors of Mindspeed’s subsidiaries.

In the event that directors designated by us are elected or designated to the Mindspeed Board, until the Effective Time, Mindspeed will cause the Mindspeed Board to maintain at least two continuing directors, each of whom shall be an “independent” director, and eligible to serve on Mindspeed’s audit committee, under applicable NASDAQ rules and the Exchange Act. After the Acceptance Time and prior to the Effective Time, the approval of a majority of the continuing directors will (in addition to the approval rights of the Mindspeed Board or the stockholders of Mindspeed as may be required by Mindspeed’s certificate of incorporation or by applicable law) be required (i) for Mindspeed to amend or terminate the Merger Agreement, (ii) to exercise, enforce or waive compliance with any of the agreements or conditions under the Merger Agreement for the benefit of Mindspeed, (iii) to amend Mindspeed’s certificate of incorporation or bylaws if such action would adversely affect the holders of Shares, (iv) to terminate the Merger Agreement on behalf of Mindspeed, or (v) to grant any extension of time for performance by us or MACOM of our obligations under the Merger Agreement (but only to the extent Mindspeed’s consent is required under the Merger Agreement to effect such extension).

The Merger

The Merger Agreement provides that, as soon as practicable following the consummation of the Offer (and in any event not later than the second business day after the satisfaction or waiver of the last Offer condition to be satisfied or waived), subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time:

•	we will be merged with and into Mindspeed and, as a result of the Merger, our separate corporate existence will cease;

•	Mindspeed will be the Surviving Corporation in the Merger and will become a wholly owned subsidiary of MACOM; and

•	all of our rights, privileges, immunities, powers and franchises and those of Mindspeed will vest in Mindspeed as the Surviving Corporation.

Certificate of Incorporation; Bylaws; Directors and Officers of the Surviving Corporation. Unless otherwise determined by MACOM prior to the Effective Time, at the Effective Time, (i) the certificate of incorporation of the Surviving Corporation will be amended and restated in its entirety to be as set forth in Exhibit B to the Merger Agreement (which is substantially similar to our certificate of incorporation), (ii) the bylaws of the Surviving Corporation will be amended and restated to be as set forth on Exhibit C to the Merger Agreement (which are substantially similar to our bylaws) and (iii) the directors and officers of the Surviving Corporation immediately after the Effective Time will be the respective individuals who are designated as our directors and officers immediately prior to the Effective Time.

Merger Closing Conditions. Our obligations and the obligations of MACOM, on the one hand, and Mindspeed, on the other hand, to effect the Merger are each subject to the satisfaction of each of the following conditions (which are in addition to the Offer conditions described below in Section 15 — “Conditions to the Offer”):

•	no temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger shall have been issued by any governmental body of competent jurisdiction and remain in effect, and there shall not be any applicable law or order, enacted or deemed applicable to the Merger that makes consummation of the Merger illegal; and

•	the occurrence of the Acceptance Time.

Merger Consideration. At the Effective Time, each Share not acquired in the Offer (other than Shares that are held by any stockholders who properly demand appraisal rights in connection with the Merger as described in Section 16 — “Certain Legal Matters; Regulatory Approvals — Appraisal Rights” and shares of restricted stock issued under any Mindspeed Equity Plan (as defined below), which will be assumed by MACOM as described below under “Treatment of Mindspeed Options and Mindspeed Stock Awards” in this Section 11) (each an “Eligible Share”) will be converted into the right to receive the Offer Price, without interest, less any applicable withholding taxes, except for Shares then owned by MACOM, Mindspeed or any of their respective wholly owned subsidiaries, which Shares will be cancelled without any consideration delivered in exchange therefor.

Payment for Shares. Prior to the Acceptance Time, MACOM will designate Computershare Trust Company, N.A. as paying agent to make payment of the consideration payable in the Merger (in such capacity, the “Paying Agent”). As of each of the Acceptance Time and the Effective Time and from time to time thereafter to the extent necessary, we or MACOM will deposit or cause to be deposited with the Paying Agent, for the benefit of holders of Eligible Shares, funds sufficient to pay for any shares that we become obligated to purchase pursuant to this Offer and in respect of the aggregate consideration payable in the Merger.

Promptly after the Effective Time, the Paying Agent will mail to each holder of Shares (other than Shares then owned by MACOM, Mindspeed or any of their respective wholly owned subsidiaries, and other than Shares of restricted stock issued under any Mindspeed Equity Plan) a Letter of Transmittal and instructions advising the stockholders how to surrender Eligible Shares represented by Share Certificates or book entry (“Book-Entry Shares”) in exchange for the consideration payable in the Merger. The Paying Agent will pay the consideration payable in the Merger to the holders of Eligible Shares upon (1) surrender of a Share Certificate for shares held in certificate form, together with a Letter of Transmittal, duly completed and validly executed in accordance with the instructions therein or (2) receipt by the Paying Agent of an Agent’s Message in respect of such Book Entry Shares (or such other evidence, if any, of transfer as the Paying Agent may reasonably request). Interest will not be paid or accrue in respect of the consideration payable in the Merger.

If any cash deposited with the Paying Agent is not claimed within 180 days following the Effective Time, such cash will be returned to the Surviving Corporation, upon its demand, and any stockholders who have not theretofore complied with Share exchange procedures in the Merger Agreement will thereafter look only to the Surviving Corporation for payment of their claims for the consideration payable in the Merger, without interest, less any applicable withholding taxes. Notwithstanding the foregoing, neither the Surviving Corporation nor the Paying Agent will be liable to any holder of Shares for any consideration payable in the Merger delivered in respect of such Shares to a public official pursuant to abandoned property, escheat or other similar applicable law. Any cash remaining unclaimed by stockholders after two years following the Effective Time will become the property of MACOM, subject to applicable law, free and clear of any claims or interest of any other person previously entitled to such cash.

The transmittal instructions will include instructions if the stockholder has lost a Share Certificate or if it has been stolen or destroyed. In order to obtain the consideration payable in respect of the Shares evidenced by such lost, stolen or destroyed Share Certificate, the stockholder will have to provide an affidavit to that fact (which will include an agreement to indemnify MACOM, the Surviving Corporation and the Paying Agent against all expenses, losses and claims that may be incurred in respect of such lost, stolen or destroyed Share Certificate) and, if required by MACOM, post a bond in a customary amount and upon such terms as may be required by MACOM as indemnity against any claim that may be made against it in respect of such Share Certificate.

Treatment of Mindspeed Options and Mindspeed Stock Awards

Mindspeed Options. At the Effective Time, each outstanding Mindspeed Option will be assumed by MACOM by virtue of the Merger (and without any action by any person). Each such assumed Mindspeed Option will continue to be subject to the same terms and conditions applicable to it under the Mindspeed Equity Plans under which it was granted and any other applicable option or other agreement between Mindspeed and the holder of such assumed Mindspeed Option (including the vesting schedule, expiration date, exercise provisions and transfer restrictions) as in effect immediately prior to the Effective Time, except that (i) each assumed Mindspeed Option will become exercisable for that number of shares of MACOM common stock equal to the product obtained by multiplying (x) the number of shares of Mindspeed common stock issuable pursuant to such Mindspeed Option immediately prior to the Effective Time by (y) the equity exchange ratio, which is determined by dividing the Offer Price by the average of the closing prices of MACOM common stock as reported on NASDAQ for the ten (10) trading days immediately preceding the Closing Date, with the resulting number rounded down to the nearest whole share, and (ii) the per share exercise price of shares of MACOM common stock issuable upon exercise of such assumed Mindspeed Option will become equal to the quotient obtained by dividing (x) the exercise price per share of Mindspeed common stock at which such Mindspeed Option was exercisable immediately prior to the Effective Time, by (y) the equity exchange ratio described above, with the resulting exercise price per share rounded up to the nearest whole cent.

Other Mindspeed Stock Awards. At the Effective Time, each outstanding Mindspeed Stock Award will be assumed by MACOM by virtue of the Merger (and without any action by any person). Each such assumed Mindspeed Stock Award will continue to be subject to the same terms and conditions (including vesting and forfeiture terms) set forth in the Mindspeed Equity Plans under which it was granted and any other applicable restricted stock, restricted stock unit or other agreement between Mindspeed and the holder of such assumed

Mindspeed Stock Award as in effect immediately prior to the Effective Time, except that each such assumed Mindspeed Stock-Based Award will be converted into the right to acquire or receive that number of shares of MACOM common stock equal to the product of (i) the number of shares of Mindspeed common stock underlying such Mindspeed Stock Award immediately prior to the Effective Time multiplied by (ii) the equity exchange ratio, as described above, with the resulting number rounded down to the nearest whole share. “Mindspeed Stock Award” means each unvested restricted stock award, restricted stock unit award and other right, contingent or accrued, to acquire or receive shares of Mindspeed’s common stock or benefits measured by the value of such shares, and each award of any kind consisting of shares of Mindspeed common stock that may be held, awarded, outstanding, payable or reserved for issuance under any Mindspeed Equity Plan, in each case other than Mindspeed Options.

Mindspeed Equity Plans; Employee Stock Purchase Plan

At the Effective Time, all Mindspeed Equity Plans other than Mindspeed’s Employee Stock Purchase Plan (the “ESPP”) will be assumed by MACOM, such that all obligations under such Mindspeed Equity Plans will become the obligations of MACOM. Prior to the Effective Time, MACOM will take all reasonably necessary actions for the assumption of such Mindspeed Equity Plans, including the reservation, issuance and listing of MACOM common stock that will be subject to assumed Mindspeed Options and assumed Mindspeed Stock Awards. “Mindspeed Equity Plans” means Mindspeed’s 2013 Equity Incentive Plan, 2003 Long-Term Incentives Plan, Directors Stock Plan, Inducement Incentive Plan and ESPP, each as amended from time to time, including the programs and forms of agreement adopted thereunder.

As soon as administratively practicable after the date of the Merger Agreement, and in any case prior to the date on which the first offering period under the ESPP after the date of the Merger Agreement is regularly scheduled to commence, Mindspeed will take all actions necessary or required under the ESPP (including, if appropriate, amending the terms of the ESPP) and applicable law to (i) suspend the ESPP so that no further offering periods commence after the date of the Merger Agreement; (ii) limit the number of participation increases during any offering period to zero and (iii) cause the ESPP to terminate as of the Effective Time.

Convertible Senior Notes

The Merger Agreement provides that Mindspeed, the Surviving Corporation and MACOM will take all necessary action, including by entering into a supplemental indenture, to provide that on and after the Effective Time, each holder of the Convertible Senior Notes will have the right to convert such convertible senior notes into an amount of cash that such holder would have been entitled to receive upon consummation of the Merger for Shares that such holder would have received had it converted such Convertible Senior Notes into Shares immediately prior to the Effective Time in accordance with the indenture governing the convertible senior notes. Mindspeed may not make any settlement election relating to the “Interest Make-Whole Premium” (as defined in the indenture governing the convertible senior notes) upon conversion of the Convertible Senior Notes without MACOM’s consent, not to be unreasonably withheld or delayed.

Representations and Warranties

The Merger Agreement contains representations and warranties of MACOM, us and Mindspeed.

Some of the representations and warranties in the Merger Agreement made by Mindspeed are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the Merger Agreement, a “Material Adverse Effect” means any change, development, event, occurrence, fact, condition, circumstance or effect that, individually or in the aggregate with other changes, developments, events, occurrences, facts, conditions, circumstances or effects, has had or would reasonably be expected to have a material adverse effect on the assets, properties, liabilities, business, financial condition or results of operations of Mindspeed and its subsidiaries, taken as a whole;

provided, however, that a “Material Adverse Effect” may not include any changes, developments, events, occurrences, facts, conditions, circumstances or effects (whether individually or in the aggregate) resulting from, attributable or arising out of any of the following:

•	changes proximately resulting from the announcement or pendency of the transactions contemplated by the Merger Agreement, including the loss or departure of Mindspeed’s officers or employees and the termination of contracts with customers, suppliers, distributors or other business partners (or the failure to renew or enter into such contracts);

•	general economic conditions in the United States or any other country or region in the world (or changes to such conditions), or conditions in the global economy generally, except to the extent such events disproportionately impact Mindspeed and its subsidiaries in any material respect relative to the other companies operating in the industries in which Mindspeed and its subsidiaries operate;

•	political conditions (or changes to such conditions) in the United States or any other country or region in the world, or any act of terrorism, sabotage or war (including the escalation or worsening of such acts) in the United States or any other country or region in the world, except to the extent such events disproportionately impact Mindspeed and its subsidiaries in any material respect relative to the other companies operating in the industries in which Mindspeed and its subsidiaries operate;

•	in and of itself, any change in price or trading volume of Mindspeed’s stock, the failure to meet analysts’ expectations or projections of Mindspeed’s revenue, earnings or other financial performance or results of operations for any period, or the failure of Mindspeed to meet its internal budgets, plans or forecasts of revenues, earnings or other financial performance or results of operations; provided that changes underlying or contributing to any such failure will be considered in determining whether there has been or would reasonably be expected to be a Material Adverse Effect;

•	any change in applicable law or other legal or regulatory condition, GAAP or other accounting standards (or the interpretation thereof), except to the extent such events disproportionately impact Mindspeed and its subsidiaries in any material respect relative to the other companies operating in the industries in which Mindspeed and its subsidiaries operate;

•	conditions in the securities markets, capital markets, credit markets, currency markets or other financial markets in the United States or any other country or region in the world, including changes in interest rates in the United States or any other country, or changes in currency exchange rates of any country, except to the extent such events disproportionately impact Mindspeed and its subsidiaries in any material respect relative to the other companies operating in the industries in which Mindspeed and its subsidiaries operate;

•	earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other nature disasters or other force majeure events in the United States or any other country or region in the world, except to the extent such events disproportionately impact Mindspeed and its subsidiaries in any material respect relative to the other companies operating in the industries in which Mindspeed and its subsidiaries operate; or

•	actions taken at MACOM’s request or with MACOM’s written consent, or actions required to be taken by the Merger Agreement.

In the Merger Agreement, Mindspeed has made customary representations and warranties to MACOM and us with respect to, among other things:

•	the due organization, valid existence, good standing and qualification to do business of Mindspeed and its subsidiaries;

•	Mindspeed’s and its subsidiaries’ capitalization;

•	corporate authorization and enforceability of the Merger Agreement;

•	the absence of any conflict between the execution of the Merger Agreement and the consummation of the Offer and the Merger, on the one hand, and the organizational or governing documents or certain agreements of Mindspeed and its subsidiaries or applicable laws, on the other hand;

•	required government filings, approvals and notices;

•	Mindspeed’s SEC reports and financial statements;

•	the absence of certain changes or events;

•	title to assets;

•	real property and equipment;

•	intellectual property matters, including the absence of infringement of rights of others;

•	material contracts and the absence of any defaults under material contracts;

•	the absence of certain material undisclosed liabilities;

•	compliance with applicable laws;

•	compliance with permits necessary to conduct its business;

•	compliance with anti-bribery laws, supply chain laws, customs and import laws, and the use conflict minerals;

•	tax matters, including filings of material tax returns and payment of material taxes;

•	employee benefit matters, including the status of employee benefit plans, and labor matters;

•	environmental matters, including compliance with applicable environmental laws;

•	insurance coverage;

•	the absence of undisclosed transactions with affiliates;

•	the absence of any material litigation or other legal proceedings, claims or investigations;

•	the inapplicability of any anti-takeover law to the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement;

•	the inapplicability of a stockholder vote required to authorize the Merger Agreement or to consummate the transactions contemplated by the Merger Agreement;

•	required government filings, approvals and notices;

•	the receipt by the Mindspeed Board of fairness opinions from Morgan Stanley & Co. LLC and Needham & Company, LLC;

•	parties entitled to broker or finder fees based on Mindspeed’s arrangements;

•	export controls;

•	the accuracy of information supplied by Mindspeed for inclusion in this Offer to Purchase, and the absence of material untrue statements or omissions in the Schedule 14D-9;

•	Mindspeed’s relationships with its top customers and suppliers; and

•	the validity of any agreements entered into after the date of the Merger Agreement relating to the sale of Mindspeed’s wireless business, and the fact that Mindspeed will have delivered to MACOM true and correct copies of such agreements.

In the Merger Agreement, we and MACOM have made customary representations and warranties to Mindspeed with respect to, among other things:

•	the organization, valid existence, good standing and qualification to do business of MACOM and us;

•	corporate authorization and validity of the Merger Agreement;

•	the absence of any conflict between the execution of the Merger Agreement and the consummation of the Offer and the Merger, on the one hand, and our organizational or governing documents and those of MACOM, applicable laws or certain of our agreements and those of MACOM, on the other hand;

•	required government filings, approvals and notices;

•	the accuracy of information supplied by MACOM and us for inclusion in the Schedule 14D-9, and the absence of material untrue statements or omissions in this Offer to Purchase;

•	absence of material litigation affecting our or MACOM’s ability to consummate the transactions contemplated by the Merger agreement;

•	availability of funds necessary to perform our respective obligations under the Merger Agreement, including the payment of the Offer Price and the aggregate consideration payable in the Merger;

•	lack of ownership of Shares by MACOM, us or our subsidiaries; and

•	the solvency of the Surviving Corporation immediately after giving effect to the transactions contemplated by the Merger Agreement.

None of the representations and warranties contained in the Merger Agreement survive the consummation of the Merger.

Conduct of Business of Mindspeed

The Merger Agreement provides that, except (i) as required or otherwise contemplated under the Merger Agreement, (ii) with the written consent of MACOM (not to be unreasonably withheld, conditioned or delayed), (iii) as required pursuant to the terms of any definitive agreement relating to the sale of Mindspeed’s wireless business, and (iv) as previously disclosed to MACOM in connection with entering into the Merger Agreement, during the period from the date of the Merger Agreement until the Acceptance Time (or the termination of the Merger Agreement, if earlier), Mindspeed and its subsidiaries will conduct their business and operations in the ordinary course and use commercially reasonable efforts to maintain compliance with applicable law and the requirements of their material contracts. Mindspeed will also use commercially reasonable efforts to preserve intact the components of its and its subsidiaries’ current business organization, including keeping available the services of its current officers, employees and consultants, and will use all reasonable efforts to maintain relations and goodwill with their respective suppliers, distributors, manufacturers, customers and other business associates and governmental bodies.

In addition, during the same period, except (i) as required or otherwise contemplated under the Merger Agreement, (ii) with the written consent of MACOM (not to be unreasonably withheld, conditioned or delayed), (iii) as required pursuant to the terms of any definitive agreement relating to the sale of Mindspeed’s wireless business or (iv) as previously disclosed to MACOM in connection with entering into the Merger Agreement, Mindspeed will not, and will not permit any of its subsidiaries to, take certain actions, including the following:

•	declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of Mindspeed’s capital stock, or repurchase, redeem or otherwise acquire any shares of Mindspeed’s capital stock or Convertible Senior Notes, other than intercompany dividends or distributions to the extent consistent with past practices, acquisitions by Mindspeed of Shares in connection with the surrender by holders of Mindspeed Options to pay the exercise price thereof, acquisitions by Mindspeed of Mindspeed Options or other stock-based awards or ESPP purchase rights in connection with the forfeiture thereof, or the withholding of Shares to satisfy withholding taxes with respect to stock-based awards granted under Mindspeed Equity Plans;

•

sell, issue, grant (or authorize the issuance or grant), or accelerate the vesting or modify the terms of (i) any capital stock or other security, (ii) any option, call, warrant, share of phantom stock or phantom stock right, stock purchase or stock appreciation right, restricted stock unit, performance stock unit or right to acquire any capital stock or other security, or (iii) any instrument convertible into or exchangeable for any capital stock or other security (except that Mindspeed may issue (1) Shares upon the valid exercise of Mindspeed Options or pursuant to other stock-based awards or ESPP purchase rights, in each case outstanding as of the date of the Merger Agreement or (2) Shares issuable upon conversion of the Convertible Senior Notes);

•	split, combine or reclassify any outstanding shares of capital stock of Mindspeed or enter into any agreement with respect to voting of Mindspeed’s or its subsidiaries’ capital stock or any securities convertible into or exchangeable for such capital stock;

•	other than as required by applicable law, (i) increase the compensation payable or that could become payable by Mindspeed or any of its subsidiaries to directors, officers or employees, (ii) enter into or amend in any material respect any existing employment, severance, retention or change in control agreement with any past or present officer or employee, (iii) promote any officer or employee, except in connection with Mindspeed’s regular compensation review cycle or as a result of the termination or resignation of an employee or officer, or (iv) establish, adopt, enter into, amend, terminate, exercise any discretion under, or accelerate any rights under, any employee benefit plan, or make any contribution to any employee benefit plan that is not required by law or the terms of such plan as of the date of the Merger Agreement;

•	make any widespread communication with employees of Mindspeed or its subsidiaries regarding the compensation, benefits or other treatment they will receive in connection with the Offer or the Merger, or make any commitment to employees regarding such matters, unless any such communications are consistent with prior directives or documentation approved by MACOM;

•	amend, modify or waive any provision of or permit the adoption of any amendment to the certificate of incorporation, bylaws or other organizational documents of Mindspeed or its subsidiaries;

•	form any subsidiary, acquire any equity interest or other interest in any other entity or enter into any joint venture, partnership or similar arrangement;

•	incur indebtedness for borrowed money or issue debt securities or other rights to acquire debt securities of Mindspeed or any of its subsidiaries, or assume, guarantee or endorse the obligations of any other person, in any such case involving an aggregate principal amount or potential guaranteed amount in excess of $100,000 individually or $250,000 in the aggregate, or otherwise incur or modify any material indebtedness or liability, other than draws on Mindspeed’s revolving line of credit with Silicon Valley Bank in the ordinary course of business consistent with past practice;

•	pre-pay any long-term debt or accelerate or delay any material payments or the collection of payment due to Mindspeed, except in the ordinary course of business consistent with past practice;

•	make capital expenditures in excess of $250,000 individually or $500,000 in the aggregate during any calendar quarter;

•	acquire, lease, license or sublicense from any person any material right or other asset, including intellectual property rights (other than in the ordinary course of business), or sell, lease, license or sublicense to any other person any right or other asset, including intellectual property rights, to any other person (other than sales of products and the granting of non-exclusive licenses in the ordinary course of business consistent with past practices), or waive, relinquish, abandon, allow to lapse or encumber (except for any permitted encumbrance) any material right or asset, including material intellectual property rights (except for patents that lapse or expire at the end of their statutory term);

•	lend money or make capital contributions to, or make investments in, any person except in the ordinary course of business;

•

enter into, modify, amend or terminate any material contract, or waive, release or assign any rights or claims thereunder, in either case which would be reasonably likely to result in a Material Adverse

Effect or limit or restrict the Surviving Corporation (or any of its affiliates, or their respective successors and assigns) from engaging or competing in any line of business or in any geographical area;

•	except as required by applicable law, make or change any material tax election, settle or compromise any material tax liability, claim or assessment, change any annual tax accounting period, change or consent to any change in any tax accounting method, file any amended material tax return, enter into any closing agreement, surrender any right to claim a material tax refund, waive or extend or consent to any extension or waiver of the statute of limitations period applicable to any material taxes, tax claim or assessment, or incur any material tax liability outside of the ordinary course of business;

•	hire or terminate any employee or independent contractor outside of the ordinary course of business or with annual aggregate compensation in excess of $200,000;

•	commence or settle any legal proceeding, except routine matters in the ordinary course of business;

•	change any of its methods of accounting or accounting practices in any material respect unless required by GAAP or by applicable law; and

•	agree or commit to take any of the foregoing actions.

Sale or Restructuring of Wireless Business

The Merger Agreement contemplates that, if requested by MACOM, Mindspeed will use commercially reasonable efforts to effect a sale of its wireless business; provided that the entry into any agreement relating to such sale will require MACOM’s prior written consent and thereafter, neither Mindspeed nor any of its subsidiaries may amend, modify or waive any provision of, or terminate, any such agreement, without MACOM’s prior written consent. Mindspeed is required to keep MACOM reasonably informed with respect to the progress of the wireless divestiture, including by notifying MACOM of any material developments in the negotiation and execution of definitive agreements relating to the divestiture and the consummation thereof. If requested by MACOM, Mindspeed will also be required to use commercially reasonable efforts to assist us and MACOM to develop a plan to discontinue operations of Mindspeed’s wireless business.

No Solicitation

Mindspeed has agreed that, during the period from the date of the Merger Agreement until the earlier of the Acceptance Time and the termination of the Merger Agreement, neither it nor its subsidiaries nor any of their respective representatives, directly or indirectly, will:

•	solicit, initiate or knowingly induce, facilitate or encourage the submission or announcement of any Acquisition Proposal (as defined below) or any inquiry, indication of interest, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal;

•	furnish any information regarding Mindspeed or any of its subsidiaries to any person in connection with or in response to an Acquisition Proposal or an inquiry, indication of interest, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal;

•	participate or engage in discussions or negotiations with any person with respect to any Acquisition Proposal or an inquiry, indication of interest, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal;

•	adopt, approve, recommend, submit to stockholders or declare advisable any Acquisition Proposal (or grant any waiver under Section 203 of the DGCL);

•	release or waive any provision of, any confidentiality, “standstill,” or similar agreement to which Mindspeed or any of its subsidiaries is a party; or

•	enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or similar document or any contract contemplating or otherwise relating to any Acquisition Transaction or modify, amend or waive any provision in any contract in connection with any Acquisition Proposal.

However, prior to the Acceptance Time, Mindspeed is not prohibited from furnishing information regarding itself and its subsidiaries to, or participating in discussions or negotiations with, any person (and waiving such Person’s noncompliance with any confidentiality or “standstill” provision) in response to an unsolicited bona-fide written Acquisition Proposal that is submitted after the date of the Merger Agreement to Mindspeed by such person (and not withdrawn) if (1) such Acquisition Proposal did not result from the breach of Mindspeed’s non-solicitation obligations under the Merger Agreement, (2) the Mindspeed Board concludes in good faith, after consultation with its outside legal counsel and its financial advisor of nationally recognized reputation, that such bona-fide written Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Offer (as defined below) and that the failure to take such action would be reasonably likely to constitute a breach of the fiduciary duties of the Mindspeed Board to Mindspeed’s stockholders under applicable law, (3) prior to furnishing such information, Mindspeed receives from such third party an executed confidentiality agreement in customary form that is no less favorable to Mindspeed than the confidentiality agreement entered into by Mindspeed and MACOM (except that it need not contain any “standstill” provision), and (4) Mindspeed concurrently notifies MACOM that it is taking such action and, if it is furnishing information to such Person, furnishes all such information to MACOM (to the extent not previously furnished or made available to MACOM or its representatives).

For purposes of the Merger Agreement, “Acquisition Proposal” means any inquiry, offer or proposal (other than an inquiry, offer or proposal made or submitted by MACOM) relating to or that could reasonably be expected to lead to any Acquisition Transaction, which is defined as any transaction or series of transactions (other than the transactions contemplated by the Merger Agreement), involving (1) any merger, consolidation, business combination (including by way of share exchange, joint venture or any similar transaction) or similar transaction involving Mindspeed pursuant to which any Person or group (other than Mindspeed stockholders immediately prior to consummation of the transaction) would hold 15% or more of the outstanding shares of Mindspeed common stock after consummation of such transaction, or as a result of which Mindspeed stockholders immediately prior to the consummation of such transaction would hold less than 85% of the outstanding shares of Mindspeed common stock after consummation of such transaction, (2) any direct or indirect sale, license, lease, transfer, exchange or other disposition of any business or tangible or intangible assets representing 15% or more of the consolidated assets of Mindspeed and its subsidiaries (or assets accounting for 15% or more of Mindspeed’s income or revenue), taken as a whole, (3) any direct or indirect issuance, sale or other disposition, of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 15% or more of the outstanding shares of capital stock or voting power of Mindspeed or any of its subsidiaries, (4) any tender offer or exchange offer that if consummated would result in or would reasonably be expected to result in any person or group beneficially owning 15% or more of the outstanding shares of common stock or voting power of Mindspeed, or in which any person or group will acquire the right to acquire beneficial ownership of 15% or more of the outstanding shares of common stock or voting power of Mindspeed, or (5) any combination of the foregoing.

For purposes of the Merger Agreement, “Superior Offer” means an unsolicited, bona-fide written Acquisition Proposal (substituting each reference above in the definition of “Acquisition Proposal” to 15% with 80%) made by a third party after the date of the Merger Agreement and not resulting from a breach of Mindspeed’s non-solicitation obligations described above, and which the Mindspeed Board determines, in good faith, after consultation with its outside legal counsel and its financial advisor of nationally recognized reputation, to be more favorable to Mindspeed’s stockholders from a financial point of view than the terms of the Offer and the Merger and that is reasonably capable of being completed on the terms proposed, taking into account all relevant factors, and for which financing, if a cash transaction, is not a condition to the consummation of the purchase transaction and is reasonably determined to be available by the Mindspeed Board.

During the period from the date of the Merger Agreement until the earlier of the Acceptance Time and the termination of the Merger Agreement, Mindspeed has agreed to promptly (and in no event later than 24 hours after receipt thereof) advise MACOM orally and in writing of any Acquisition Proposal, any inquiry, indication of interest, proposal, offer or request that could reasonably be expected to lead to an Acquisition Proposal, including (a) the identity of the person making or submitting such Acquisition Proposal, inquiry, indication of interest, proposal, offer or request, (b) the material terms and conditions of such Acquisition Proposal, inquiry, indication of interest, proposal, offer or request and (c) an unredacted copy of all written materials provided in connection therewith. Mindspeed must keep MACOM promptly informed of any material change in the status, terms and pertinent details of any such Acquisition Proposal, inquiry, indication of interest, proposal, offer or request, including by providing (within 24 hours of receipt) an unredacted copy of all written materials subsequently provided in connection with such Acquisition Proposal, inquiry, indication of interest, proposal, offer or request.

As of the date of the Merger Agreement, Mindspeed agreed to immediately cease and cause to be terminated any existing discussions with any person that relate to any Acquisition Proposal or any inquiry, indication of interest, proposal, offer or request that could reasonably be expected to lead to an Acquisition Proposal and to promptly (but in no event later than 48 hours following the execution of the Merger Agreement) demand that each person that has executed a confidentiality agreement with Mindspeed or any of its affiliates or any of its or their representatives with respect to such person’s consideration of a possible Acquisition Proposal to immediately return or destroy all confidential information furnished by Mindspeed, any of its subsidiaries or any of its or their affiliates or representatives to such person, such person’s subsidiaries or any of their respective affiliates or representatives.

Mindspeed Board’s Recommendation; Adverse Change Recommendation

The Mindspeed Board has made the Mindspeed Board Recommendation that the holders of the Shares accept the Offer and tender their Shares into the Offer. The Mindspeed Board has also agreed to include the Mindspeed Board Recommendation in the Schedule 14D-9 and consented to the inclusion of the Mindspeed Board Recommendation in this Offer to Purchase and documents related to the Offer.

In addition, except as expressly permitted by the non-solicitation provisions of the Merger Agreement, neither Mindspeed, the Mindspeed Board nor any committee thereof may withhold, fail to include in (or remove from) the Schedule 14D-9, withdraw, qualify or modify the Mindspeed Board Recommendation in any manner adverse to MACOM or us, or approve, recommend, submit to stockholders for approval and adoption or declare advisable any Acquisition Proposal (any such action, an “Adverse Change Recommendation”).

However, at any time prior to the Acceptance Time, the Mindspeed Board may make an Adverse Change Recommendation or terminate the Merger Agreement to enter into a binding written definitive acquisition agreement providing for the consummation of a transaction constituting a Superior Offer (a “Specified Agreement”) if and only if (in the event of a Superior Offer):

•	such Superior Offer did not result from a breach of Mindspeed’s non-solicitation obligations, discussed above;

•	the Mindspeed Board determines in good faith, after consultation with Mindspeed’s outside legal counsel, that the failure to make the Adverse Change Recommendation or terminate the Merger Agreement to enter into a Specified Agreement would constitute a breach of the fiduciary duties of the Mindspeed Board to Mindspeed’s stockholders under applicable law;

•	MACOM shall have received from Mindspeed prior written notice of Mindspeed’s intention to make an Adverse Change Recommendation or terminate the Merger Agreement to enter into a Specified Agreement at least four business days prior to making any Adverse Change Recommendation or terminating the Merger Agreement to enter into a Specified Agreement (a “Change of Recommendation Notice”);

•	Mindspeed shall have negotiated in good faith with MACOM during such four business day period with respect to any proposed revisions to the Merger Agreement or other proposals made by MACOM, if any, so that the Acquisition Proposal would no longer constitute a Superior Offer;

•	after considering the results of negotiations with MACOM and taking into account MACOM’s proposals, if any, and after consulting with its outside legal counsel and its financial advisor of nationally recognized reputation, the Mindspeed Board shall have determined in good faith that such Acquisition Proposal remains a Superior Offer and that the failure to make the Adverse Change Recommendation or terminate the Merger Agreement to enter into a Specified Agreement would be likely to constitute a breach of the fiduciary duties of the Mindspeed Board to its stockholders under applicable law; and

•	if Mindspeed intends to terminate the Merger Agreement to enter into a Specified Agreement, it must have paid the termination fee described in “Termination Fees” below.

The requirements described above also apply to any material amendment to any Acquisition Proposal or any successive Acquisition Proposals, in which case references to four business days will instead be two business days.

In addition, under certain circumstances, the Mindspeed Board may make an Adverse Change Recommendation with respect to an “Intervening Event,” which is defined as any material development or event, or material change in circumstances that occurs or arises after the date of the Merger Agreement and that (i) was not known or reasonably foreseeable by the Mindspeed Board as of the date of the Merger Agreement, (ii) did not result from the breach of any of Mindspeed’s obligations under the Merger Agreement (including its non-solicitation obligations, described above) and (iii) is neither remote nor speculative. Neither the receipt, existence or terms of any Acquisition Proposal (or any matter relating to any Acquisition Proposal) nor the sale of Mindspeed’s wireless business may be considered an “Intervening Event”. The Mindspeed Board may make an Adverse Change Recommendation with respect to an “Intervening Event” if and only if:

•	the Mindspeed Board determines in good faith, after consulting with its outside legal counsel, that the failure to make the Adverse Change Recommendation in connection with an Intervening Event would be reasonably likely to constitute a breach of its fiduciary duties to its stockholders under applicable law;

•	MACOM shall have received from Mindspeed a Change of Recommendation Notice at least four business days prior to making any such Adverse Change of Recommendation, describing the Intervening Event in reasonable detail;

•	during such four business day period, Mindspeed shall have negotiated in good faith with MACOM with respect to any proposed revisions to the Merger Agreement or other proposals made by MACOM, if any, that would obviate the need to make an Adverse Change Recommendation; and

•	after considering the results of negotiations with MACOM and taking into account the proposals made by MACOM, if any, and after consulting with its outside legal counsel, the Mindspeed Board shall have determined in good faith that the failure to make the Adverse Change Recommendation would be likely to constitute a breach of the fiduciary duties of the Mindspeed Board its stockholders under law.

In the event of any material change to the facts and circumstances relating to an Intervening Event, such change would require Mindspeed to deliver a new Change of Recommendation Notice to MACOM and to comply again with the procedures described above.

Nothing contained in the procedures described in the paragraph above will prohibit the Mindspeed Board from taking and disclosing to the Mindspeed stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act, making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9(f) promulgated under the Exchange Act, or otherwise making any disclosure to Mindspeed’s stockholders if the

Mindspeed Board determines in good faith (after consulting with outside legal counsel) that the failure to make such disclosure would constitute a breach of its fiduciary duties under applicable law; provided, however, that no such disclosure may not contain an Adverse Change Recommendation. Neither Mindspeed nor the Mindspeed Board is permitted to recommend that Mindspeed’s stockholders tender any securities in connection with any tender or exchange offer or otherwise approve, endorse or recommend any Acquisition Proposal, unless in each case, in connection therewith, the Mindspeed Board effects an Adverse Change Recommendation in accordance with the terms of the Merger Agreement.

Application of Section 251(h) of the DGCL

The Merger will be governed by Section 251(h) of the DGCL. Accordingly, after the consummation of the Offer, MACOM, we and Mindspeed have agreed to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable without a meeting of stockholders of Mindspeed in accordance with Section 251(h) of the DGCL.

Employee Matters

For a period commencing upon the Effective Time and continuing through December 31, 2014 (or the termination of employment, if earlier), MACOM will provide to each Mindspeed employee in the United States who continues to be employed by MACOM, the Surviving Corporation or any subsidiary thereof (“Continuing Employees”) health and welfare benefits (within the meaning of Sections 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), that are not substantially less favorable, in the aggregate, to those health and welfare benefits by Mindspeed to such employees immediately prior to the Effective Time under those employee benefit plans that are welfare plans (within the meaning of Section 3(1) of ERISA) or, at MACOM’s discretion, the health and welfare benefits provided by MACOM to similarly situated employees of MACOM. In addition, MACOM will use commercially reasonable efforts to cause Continuing Employees to be eligible to participate in MACOM’s other employee benefit plans as soon as reasonably practicable after the Effective Time (subject to the terms of such plans and applicable law) to substantially the same extent as similarly situated employees of MACOM. Each Continuing Employee will receive credit for purposes of eligibility to participate and vesting under each employee benefit plan sponsored by MACOM or its subsidiaries in which such Continuing Employee participates or is eligible to participate after the Effective Time (each, a “MACOM Plan”) for years of service with Mindspeed or its subsidiaries prior to the Effective Time, but only to the extent such service was taken into account for such purposes under the analogous Mindspeed employee benefit plan.

Rule 14d-10(d) Matters

Mindspeed has agreed that, prior to the Acceptance Time, it will (acting through the Mindspeed Board or its compensation committee) cause to be exempt under Rule 14d–10(d) of the Exchange Act any employment compensation, severance or other employee benefit arrangement entered into on or after the date of the Merger Agreement by Mindspeed, MACOM or any of their respective affiliates with current or future directors, officers or employees of Mindspeed and its affiliates and to ensure that any such arrangements fall within the safe harbor provisions of such rule.

Efforts to Close the Transaction

Each of MACOM and Mindspeed have agreed to cooperate with one another and use commercially reasonable efforts to take all actions, and do all things reasonably necessary, proper or advisable on its part under the Merger Agreement and applicable law to consummate and make effective the transactions contemplated by the Merger Agreement as soon as reasonably practicable, including preparing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any governmental body in order to consummate the transactions contemplated by the Merger Agreement.

We, MACOM and Mindspeed have agreed to (i) promptly, but in no event later than November 15, 2013 (or such later date that Mindspeed and MACOM may agree to), file (and in any event Mindspeed is required to file within five days after MACOM files) any and all notices, reports and other documents required to be filed by such party under the HSR Act with respect to the Offer and the Merger and the other transactions contemplated by the Merger Agreement, and to use reasonable best efforts promptly to cause the expiration or termination of any applicable waiting periods under the HSR Act; (ii) as promptly as reasonably practicable provide such information as may reasonably be requested by any governmental body in connection with the transactions contemplated by the Merger Agreement as well as any information required to be submitted to comply with a request for additional information in order to commence or end a statutory waiting period, and (iii) use commercially reasonable efforts to cause to be taken, on a timely basis, all other actions necessary or appropriate for the purpose of consummating and effectuating the transactions contemplated by the Merger Agreement.

Mindspeed and its subsidiaries will only be required to take or commit to take any action, or agree to any condition or restriction in connection with obtaining any consent, permit, authorization, waiver, clearance or approval from any governmental body, if such action, commitment, agreement, condition or restriction is binding on Mindspeed and its subsidiaries only in the event that the Merger is consummated and then only with the prior written consent of MACOM.

Neither MACOM nor any of its affiliates is required to agree, consent or commit to any divestitures or licenses or other undertakings or to proffer to, or agree to, sell or license or hold separate and agree to sell, license transfer or assign, before or after the Effective Time, (i) propose, negotiate, commit to or effect, by consent decree, hold separate order or otherwise, before or after the Effective Time, the sale, divestiture, licensing or disposition of any assets or businesses of MACOM or its subsidiaries and affiliates, or of Mindspeed or its subsidiaries, (ii) otherwise take or commit to take any action that would limit the freedom of action of MACOM, its subsidiaries or affiliates with respect to, or would limit MACOM’s or its affiliates’ ability to retain, any of the businesses, product lines or assets of MACOM or its subsidiaries, in each case as may be required to avoid the entry of, or to effect the dismissal or termination of, any injunction, temporary restraining order or other order in any legal proceeding, or (iii) defend any lawsuit or other legal proceeding, whether judicial or administrative, challenging the Merger Agreement or the consummation of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement (other than the defense against any request for preliminary relief).

We and MACOM, on the one hand, and Mindspeed, on the other hand, have agreed to (i) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation, action or legal proceeding by or before any governmental body with respect to the transactions contemplated by the Merger Agreement of which such party had knowledge, (ii) keep the other parties reasonably informed as to the status of any such request, inquiry, investigation, action or legal proceeding, and (iii) promptly inform the other parties of any communication to or from the United States Federal Trade Commission (“FTC”), the United States Department of Justice (“DOJ”) or any other governmental body to the extent regarding the transactions contemplated by the Merger Agreement, or regarding any such request, inquiry, investigation, action or legal proceeding, and provide a copy of all written communications.

Each of Mindspeed and MACOM have the right to review in advance, and to the extent practicable each will consult the other on (and consider in good faith all comments reasonably proposed by the other party with respect to) all material information relating to such party and any of its subsidiaries that appears in any filing made with, or written materials submitted to, any governmental body in connection with the Offer and the transactions contemplated by the Merger Agreement. Mindspeed and MACOM have further agreed to, as circumstances reasonably permit, consult with the other party in advance of any meeting or conference with a governmental body relating to the transactions contemplated by the Merger Agreement and give the other party the opportunity to attend and participate in such meetings and conferences.

Takeover Statute; Rights Plan

Mindspeed has agreed that if any state takeover law or similar law may become, or may purport to be, applicable to the transactions contemplated by the Merger Agreement, Mindspeed and the Mindspeed Board will grant such approvals and take such actions as are necessary so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms and conditions contemplated by the Merger Agreement and otherwise act to eliminate the effect of any such takeover law or similar law on any of the transactions contemplated by the Merger Agreement. Mindspeed has further agreed to take all actions necessary so that the transactions contemplated by the Merger Agreement will not cause any rights to be granted or exercisable under Mindspeed’s Section 382 Rights Plan.

Indemnification and Insurance

MACOM has agreed that, it will, and will cause the Surviving Corporation to, from the Effective Time until the sixth anniversary of the Effective Time:

•	to the fullest extent that Mindspeed and its subsidiaries would have been permitted to under applicable law and their respective certificates of incorporation or by-laws or other organizational documents or indemnification agreements in effect as of the date of the Merger Agreement, indemnify, defend and hold harmless (and advance expenses to) each individual who at any time prior to the Effective Time was a director or officer of Mindspeed or any of its subsidiaries, with respect to actions or omissions occurring or alleged to have occurred prior the Effective Time; and

•	maintain in effect the existing policy of directors’ and officers’ liability insurance maintained by Mindspeed as of the date of the Merger Agreement for the benefit of such indemnified persons and any other employees, agents or individuals covered by such insurance policies, with respect to matters occurring or alleged to have occurred prior to the Effective Time, or such other insurance policy with substantially similar coverage and with terms and conditions not less advantageous in any material respect than the existing policy; provided, however, that in lieu of MACOM purchasing such insurance, Mindspeed may purchase a six-year “tail” policy for the existing policy with the annual premium for such “tail policy” capped at 250% of the annual premium paid for Mindspeed’s existing directors’ and officers’ insurance policy.

Other Covenants

The Merger Agreement contains other customary covenants, including covenants relating to securityholder litigation, public announcements and access, confidentiality, matters with respect to Section 16 of the Exchange Act, the resignation of Mindspeed and its subsidiaries’ directors, notification of certain changes and developments (including changes that would result in any Offer conditions not being capable of satisfaction prior to the End Date), stock exchange delisting and deregistration and cooperation with MACOM’s financing arrangements (including the preparation of lien releases and customary payoff letters).

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the Effective Time:

•	by mutual written consent of MACOM and Mindspeed;

•	by either MACOM or Mindspeed by written notice to the other if a court of competent jurisdiction or other governmental body issues a final and nonappealable order, decree or ruling, or takes any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making consummation of the Offer or the Merger illegal;

•	by MACOM by written notice to Mindspeed at any time prior to the Acceptance Time, if, whether or not permitted to do so, (a) Mindspeed, the Mindspeed Board or any committee thereof has made an

Adverse Change Recommendation, (b) Mindspeed has entered into any definitive agreement, agreement in principle, letter of intent, term sheet, option agreement or similar contract with a third party that contemplates or requires an Acquisition Transaction (other than a permitted confidentiality agreement), (c) the Mindspeed Board fails to publicly reaffirm the Mindspeed Board Recommendation within ten (10) business days after receipt of a written request by MACOM to provide such reaffirmation following the commencement by a third party of a tender offer or exchange offer related to the Shares or public disclosure of an Acquisition Proposal other than a commenced tender offer or commenced exchange offer, or (d) within ten (10) business days following the commencement by a third party of any tender offer or exchange offer related to the Shares, Mindspeed fails to file a Schedule 14D-9 disclosing that it recommends rejection of such tender offer or exchange offer (any such termination, an “Adverse Change Recommendation Termination”);

•	by either MACOM or Mindspeed by written notice to the other if the Acceptance Time does not occur on or prior to the close of business on the End Date; provided that neither MACOM nor Mindspeed may exercise such termination right if it is then in breach of any provision of the Merger Agreement and such breach proximately caused the failure of the Acceptance Time to have occurred by such time (such termination, an “End Date Termination”);

•	by Mindspeed by written notice to MACOM at any time prior to the Acceptance Time, in order to accept a Superior Offer and enter into the Specified Agreement relating to such Superior Offer, if (i) such Superior Offer did not result from any breach by Mindspeed of its obligations described under “No Solicitation” above, (ii) the Mindspeed Board, after satisfying all of applicable requirements with respect to an Adverse Change Recommendation, authorizes Mindspeed to enter into the Specified Agreement and (iii) Mindspeed pays the termination fee described below and enters into the Specified Agreement concurrently with the termination of the Merger Agreement (such termination, a “Superior Offer Termination”);

•	by MACOM by written notice to Mindspeed prior to the Acceptance Time, (a) if Mindspeed has breached any representation or warranty or failed to perform any of its covenants or obligations contained in the Merger Agreement, in either case that would cause a failure of the conditions to the Offer to exist and such breach remains uncured at the earlier of the End Date and thirty (30) days after MACOM gives Mindspeed notice of such breach and Mindspeed is continuing to use its reasonable best efforts to cure the breach; or

•	by Mindspeed by written notice to MACOM at any time prior to the Acceptance Time if a breach in any material respect of any representation or warranty or failure to perform in any material respect any covenant or obligation contained in the Merger Agreement on the part of MACOM occurs, in each case if such breach or failure has or would reasonably be expected to have a material adverse effect on our or MACOM’s ability to consummate the transactions contemplated by the Merger Agreement and such breach remains uncured by MACOM at the earlier of the End Date and thirty (30) days after Mindspeed gives MACOM notice of such breach and MACOM is continuing to use its reasonable best efforts to cure the breach.

Effect of Termination

If the Merger Agreement is terminated in accordance with its terms, the Merger Agreement will be of no further force or effect, subject to certain designated provisions of the Merger Agreement that survive, including the effect of termination, expenses and termination fee and other miscellaneous provisions and the confidentiality agreement between MACOM and Mindspeed, which will remain in full force and effect in accordance with its terms. The termination of the Merger Agreement does not relieve any party from any liability for any breach of the Merger Agreement prior to the date of the termination.

Termination Fees

Mindspeed has agreed to pay MACOM a termination fee of $9.5 million (the “Termination Fee”), if:

•	(i) (A) the Merger Agreement is terminated by MACOM or Mindspeed pursuant to an End Date Termination, (B) after the date of the Merger Agreement and prior to the termination of the Merger Agreement, an Acquisition Proposal is publicly made, commenced, submitted or announced and not withdrawn prior to the 5th business day prior to such termination, and (C) Mindspeed consummates or signs a definitive agreement with respect to a Specified Acquisition Transaction (as defined below) within 365 days after such termination;

•	(ii) the merger Agreement is terminated by MACOM pursuant to an Adverse Change Recommendation Termination; or

•	(iii) by Mindspeed pursuant to a Superior Offer Termination.

A “Specified Acquisition Transaction” is defined as an Acquisition Transaction (described above in “No Solicitation”) except that all references to 15% are deemed references to 50%.

Any Termination Fee will be paid as follows: (A) in the case of clause (i) above, substantially concurrently with the consummation of a Specified Acquisition Transaction, (B) in the case of clause (ii) above, within two business days following termination of the Merger Agreement, or (C) in the case of clause (iii) above, concurrently with the termination of the Merger Agreement.

Specific Performance

We, MACOM and Mindspeed are entitled to seek an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions thereof in addition to any other remedy to which they are entitled under the terms of the Merger Agreement, at law or in equity.

Fees and Expenses

Except as provided in this Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Termination Fees” all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring such fees and expenses.

Governing Law

The Merger Agreement is governed by Delaware law.

Confidentiality Agreement

MACOM and Mindspeed entered into a Confidentiality Agreement, dated as of August 19, 2013 (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, the parties agreed that, subject to certain exceptions, any non-public information regarding either party or any of their respective subsidiaries, affiliates or divisions furnished to the other party or its representatives would be kept confidential and used by such parties and their respective representatives solely for the purpose of evaluating, negotiating, proposing, pursuing, effecting or seeking to effect a possible transaction between MACOM and Mindspeed, and would be kept confidential except as provided in the Confidentiality Agreement. The Confidentiality Agreement also includes a standstill provision subject to certain exceptions and a non-solicitation provision of certain employees, in each case for the period ending on the first anniversary of the Confidentiality Agreement.

The foregoing summary of the Confidentiality Agreement does not purport to be complete and is subject to, and qualified in its entirety by, reference to the full text of the Confidentiality Agreement, a copy of which is filed as Exhibit (d)(2) to the Schedule TO, which is incorporated herein by reference.

Exclusivity Agreement

MACOM and Mindspeed entered into a letter agreement on October 4, 2013 (as amended on November 1, 2013, the “Exclusivity Agreement”). Pursuant to the Exclusivity Agreement, in recognition of substantial amount of time and resources that MACOM may expend in evaluating and negotiating the terms of a possible acquisition transaction between MACOM and Mindspeed, Mindspeed agreed to, for a period beginning as of the execution of the Exclusivity Agreement and ending on 11:59 p.m. (Pacific Time) on November 3, 2013 (after taking into account any renewal period), (i) terminate any ongoing discussions or negotiations (other than any ongoing discussions with MACOM) relating to a possible acquisition transaction, (ii) not solicit, initiate, seek, encourage or support any inquiry, proposal or offer from, furnish any information to, or participate in any negotiations with, any person or entity (other than MACOM) relating to a possible acquisition transaction, or (iii) accept any proposal or offer from any person or entity (other than MACOM) relating to a possible acquisition transaction. On November 1, 2013, MACOM and Mindspeed amended the Exclusivity Agreement to extend the exclusivity period until 11:59 p.m. (Pacific Time) on November 5, 2013.

The foregoing summary of the Exclusivity Agreement does not purport to be complete and is subject to, and qualified in its entirety by, reference to the full text of the Exclusivity Agreement, a copy of which is filed as Exhibit (d)(3) to the Schedule TO, which is incorporated herein by reference.

Non-Competition and Non-Solicitation Agreement with Najabat Bajwa

On November 5, 2013, Mindspeed, MACOM and Najabat Bajwa, Senior Vice President and General Manager, High Performance Analog of Mindspeed, entered into a Non-Competition and Non-Solicitation Agreement (the “Bajwa Agreement”). The Bajwa Agreement is contingent upon the Effective Time, and if the Effective Time does not occur, the Bajwa Agreement will be null and void. The Bajwa Agreement requires that Mr. Bajwa not compete, directly or indirectly, with Mindspeed, MACOM or any of their affiliates in a defined business area for a period of two years following the Effective Time (the “Restricted Period”) with respect to the Business (as defined below) or be employed or connected with any competitor during the Restricted Period. For purposes of the Bajwa Agreement, “Business” means the business of designing, developing, manufacturing, testing, marketing, licensing and/or selling integrated circuits, related software and technology, and other semiconductor solutions for communications applications in wireline and wireless network infrastructure equipment, including fixed and mobile broadband access networks, fixed and mobile enterprise networks and fixed and mobile metropolitan and wide area networks. Additionally, during the Restricted Period, Mr. Bajwa may not solicit customers or former customers or employees or contractors of Mindspeed, MACOM or any of their affiliates. Pursuant to the Bajwa Agreement, Mr. Bajwa also releases Mindspeed, MACOM and their respective affiliates from all claims from the beginning of time through the date of the Bajwa Agreement, including any claims based on Mr. Bajwa’s employment with Mindspeed. In consideration of the release and covenants made by Mr. Bajwa in the Bajwa Agreement, MACOM will pay to Mr. Bajwa $985,000, less applicable taxes and withholdings, within 14 days following the Effective Time, which payment will be in addition to the proceeds Mr. Bajwa will receive in exchange for his sale of Shares in the Offer (including any Shares subject to equity awards with are accelerated prior to the Effective Time).

The foregoing summary of the Bajwa Agreement does not purport to be complete and is subject to, and qualified in its entirety by, reference to the full text of the Bajwa Agreement, a copy of which is filed as Exhibit (d)(4) to the Schedule TO, which is incorporated herein by reference.

Employment Offer Letter with Najabat Bajwa

M/A-COM Technology Solutions Inc. (“MTS”), a wholly-owned subsidiary of MACOM, and Mr. Bajwa have entered into an offer of employment, dated November 5, 2013 (the “Bajwa Offer Letter”), that will become effective as of the Effective Time. The Bajwa Offer Letter does not have a term and provides for at-will employment. The Bajwa Offer Letter will supersede Mr. Bajwa’s employment agreement with Mindspeed.

Pursuant to the terms of the Bajwa Offer Letter, Mr. Bajwa will receive an annual base salary of $330,000, which will be reviewed annually by MTS for continuing appropriateness. For the first two years of his employment, Mr. Bajwa will be eligible to participate in an MTS bonus plan established at the sole discretion of the Board of Directors, based on individual performance targets related to the performance of the high-performance analog (HPA) business, as determined in the sole discretion of the Board of Directors. Thereafter, Mr. Bajwa will be eligible to participate in a bonus plan based on company bonus targets, as determined by the Board of Directors, with a target bonus participation potential of 50% (and a maximum bonus participation potential of 100%) of his annual base salary. During the first three years of Mr. Bajwa’s employment, Mr. Bajwa will receive an annual bonus equal to at least 50% of his annual base salary.

The Bajwa Offer Letter provides that MACOM will grant Mr. Bajwa a restricted stock unit award with a grant date aggregate dollar value of approximately $469,000 (assuming his start date with MTS is no later than December 15, 2013). The restricted stock unit award will be scheduled to vest such that approximately 15% of the total award will vest and settle on or about May 15, 2014, 34% of the total award will vest and settle on or about May 15, 2015, 34% of the total award will vest and settle on or about May 15, 2016 and 17% of the total award will vest and settle on or about May 15, 2017, in each case subject to Mr. Bajwa’s continued employment with MTS or one of its subsidiaries through each vesting date. The aggregate grant date value of the award and its vesting schedule may be adjusted if Mr. Bajwa’s start date with MTS is after December 15, 2013 (with any such adjustments to be proportional based on the delay after December 15, 2013).

If MTS terminates Mr. Bajwa’s employment other than for “Cause” (as such term is defined in the Bajwa Offer Letter), or if Mr. Bajwa resigns from his employment with MTS for “Good Reason” (as such term is defined in the Bajwa Offer Letter), then subject to Mr. Bajwa signing a release of claims, MTS will pay Mr. Bajwa severance payments in the form of continued salary payments at his then-current salary for a period of one year (the “Severance Payment”). During the period of continued salary payments pursuant to the Severance Payment, MTS will, at its option, either (A) continue to provide Mr. Bajwa’s health benefits on the same basis as he was receiving at the time of employment termination or (B) reimburse Mr. Bajwa for his out-of-pocket cost incurred to procure comparable coverage pursuant to his timely election of COBRA coverage. Further, MTS will provide Mr. Bajwa outplacement services. In addition, if MTS terminates Mr. Bajwa’s employment other than for Cause prior to the date that is one-year following the first date of his employment under the Bajwa Offer Letter, MTS will waive any remaining portion of the restrictions placed upon Mr. Bajwa pursuant to the non-competition and non-solicitation provisions of the Bajwa Agreement that otherwise would extend beyond the payment date of the last installment of the Severance Payment pursuant to the Bajwa Offer Letter, provided that Mr. Bajwa complies with the Bajwa Agreement through such last installment payment date.

The foregoing summary of the Bajwa Offer Letter does not purport to be complete and is subject to, and qualified in its entirety by, reference to the full text of the Bajwa Offer Letter, a copy of which is filed as Exhibit (d)(5) to the Schedule TO, which is incorporated herein by reference.

Amendment to Rights Agreement

On November 5, 2013, Mindspeed entered into Amendment No. 2 (the “Rights Amendment”) to the Section 382 Rights Agreement, dated August 9, 2009 (as amended, the “Rights Agreement”), with Computershare Shareowners Services LLC (as successor in interest to Mellon Investor Services, LLC). The Rights Amendment provides that the Merger Agreement and related transactions, including the consummation of the Offer and the Merger, will not cause the rights to become exercisable or cause any of the other protective features afforded to Mindspeed under the Rights Agreement to come into effect. Pursuant to the Rights Amendment, the definition of “Acquiring Person” (as defined in the Rights Agreement) was amended to exclude MACOM and its affiliates and associates and the definitions of “Share Acquisition Date” and “Distribution Date” (as each such term is defined in the Rights Agreement) were amended to exclude the transactions contemplated by the Merger Agreement.

The foregoing summary of the Rights Amendment does not purport to be complete and is subject to, and qualified in its entirety by, reference to the full text of the Rights Amendment, a copy of which is filed as Exhibit (d)(6) to the Schedule TO, which is incorporated herein by reference.

12.	Purpose of the Offer; Plans for Mindspeed.

Purpose of the Offer. We are making the Offer pursuant to the Merger Agreement in order to acquire control of, and ultimately following the Merger, the entire equity interest in, Mindspeed. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, subject to the satisfaction or waiver of the conditions to the obligations of MACOM and Purchaser to effect the Merger contained in the Merger Agreement, Purchaser intends to consummate the Merger as soon as practicable following the Acceptance Time.

Holders of Shares who tender their Shares into the Offer will cease to have any equity interest in Mindspeed and will no longer participate in the future growth of Mindspeed. If the Merger is consummated, the current holders of Shares will no longer have an equity interest in Mindspeed and instead will only have the right to receive an amount in cash equal to the Offer Price or, to the extent that holders of Shares are entitled to and have properly demanded appraisal rights in connection with the Merger, the amounts to which such holders of Shares are entitled in accordance with the DGCL.

Merger Without a Vote. If the Offer is consummated, we do not anticipate seeking the approval of Mindspeed’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiring corporation owns at least the amount of shares of each class of stock of the target corporation that would otherwise be required to adopt a merger agreement for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiring corporation can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we intend to effect the closing of the Merger without a vote of the stockholders of Mindspeed in accordance with Section 251(h) of the DGCL.

Plans for Mindspeed. The Merger Agreement provides that, following the consummation of the Offer and subject to the conditions set forth in the Merger Agreement, we will be merged with and into Mindspeed, with Mindspeed becoming the Surviving Corporation and a wholly-owned subsidiary of MACOM, and that, following the Merger and until thereafter amended, our certificate of incorporation as in effect immediately prior to the Effective Time will be the certificate of incorporation of the Surviving Corporation and at the Effective Time our bylaws will be the bylaws of the Surviving Corporation until thereafter amended.

Our directors immediately prior to the Effective Time will become the only directors of the Surviving Corporation at the Effective Time and our officers at such time will become the only officers of the Surviving Corporation. Also, upon the Acceptance Time and at all times thereafter, we will be entitled to exercise our rights under the Merger Agreement to obtain pro rata representation (rounded up to the nearest number of directors) on, and control of, the Mindspeed Board. See Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Certificate of Incorporation; Bylaws; Directors and Officers of the Surviving Corporation.”

We will continue to evaluate the business and operations of Mindspeed during the pendency of the Offer and the Merger and will take such actions as we deem appropriate under the circumstances then existing. Thereafter, we intend to review such information as part of a comprehensive review of Mindspeed’s business, operations, capitalization and management with a view to optimizing development of Mindspeed’s potential in conjunction with MACOM’s existing businesses. Plans may change based on further analysis including changes in Mindspeed’s business, corporate structure, charter, bylaws, capitalization, board of directors, management, officers, indebtedness or dividend policy, although, except as disclosed in this Offer to Purchase, we and

MACOM have no current plans with respect to any of such matters. Mindspeed is in discussions with a potential strategic buyer for its wireless business, which it is endeavoring to sell prior to Effective Time of the Merger. In the event that Mindspeed’s wireless business is not sold prior to the Effective Time of the Merger, MACOM currently intends to restructure and wind down the wireless business while continuing to support its customers. MACOM also currently believes that Mindspeed’s communications processor business does not align with MACOM’s long-term strategic focus, and therefore additional options for this business will be explored following the Merger while continuing to support its customers. MACOM granted Mindspeed a waiver to the non-solicitation provision in the Merger Agreement to allow Mindspeed to discuss the sale of the communications processor business with potential buyers.

Except as described above or elsewhere in this Offer to Purchase, neither we nor MACOM has any present plans or proposals that would relate to or result in (i) any extraordinary transaction involving Mindspeed or any of its subsidiaries (such as a merger, reorganization or liquidation), (ii) any purchase, sale or transfer of a material amount of assets of Mindspeed or any of its subsidiaries, (iii) any change in the Mindspeed Board or management of Mindspeed, (iv) any material change in Mindspeed’s capitalization or dividend rate or policy or indebtedness, (v) any other material change in Mindspeed’s corporate structure or business, (vi) any class of equity securities of Mindspeed being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotation system operated by a national securities association or (vii) any class of equity securities of Mindspeed becoming eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

13.	Certain Effects of the Offer.

Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, we, MACOM and Mindspeed will consummate the Merger as soon as practicable. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

Market for Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than MACOM and its affiliates. Neither MACOM nor its affiliates can predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Stock Listing. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on NASDAQ. According to NASDAQ’s published guidelines, NASDAQ would consider delisting the Shares if, among other things, the total number of holders of Shares falls below 400 or the number of publicly held Shares falls below 750,000. Shares held by officers or directors of Mindspeed or their immediate families, or by any beneficial owner of 10% or more of such Shares, ordinarily will not be considered as being “publicly held” for this purpose. According to Mindspeed, as of November 15, 2013, 43,343,199 Shares were issued and outstanding. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of NASDAQ for continued listing and such listing is discontinued, the market for Shares could be adversely affected.

If NASDAQ were to delist the Shares, it is possible that Shares would continue to trade on another securities exchange or in the over-the-counter market and that price or other quotations would be reported by such exchange or other sources. The extent of the public market for Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of the publicly traded Shares remaining at such time, the interest in maintaining a market in Shares on the part of securities firms, the possible termination of registration under the Exchange Act (as described below), and other factors. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of Shares or whether it would cause future market prices to be greater or less than the Offer Price. Trading in Shares will cease upon the Effective Time if trading has not ceased earlier as discussed above.

After the consummation of the Offer, MACOM may cause Mindspeed to take all action necessary to be treated as a “controlled company,” as defined by Rule 5615(c) of the NASDAQ Rules (or any successor provision), which means that Mindspeed would be exempt from the requirement that the Mindspeed Board be composed of a majority of “independent directors” and the related rules covering the independence of directors serving on the nominating and corporate governance committee and the compensation committee of the Mindspeed Board. The controlled company exemption does not modify the independence requirements for Mindspeed’s audit committee or the requirements of the Merger Agreement relating to independent directors and the independent director committee. See Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Mindspeed’s Board of Directors.”

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Following the purchase of Shares in the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we, MACOM and Mindspeed will consummate the Merger as soon as practicable, following which the Shares will no longer be publicly owned. Following the consummation of the Merger, we intend to take steps to cause the termination of the registration of Shares under the Exchange Act as promptly as practicable and may in the future take steps to cause the suspension of all of Mindspeed’s reporting obligations under the Exchange Act. Pursuant to the rules of the SEC and the views expressed by the SEC staff, Mindspeed may terminate its Exchange Act registration and suspend its reporting obligations if (i) the outstanding Shares are not listed on a national securities exchange, (ii) there are fewer than 300 holders of record of Shares and (iii) Mindspeed is not otherwise required to furnish or file reports under the Exchange Act. Such termination and suspension, once effective, would reduce the information that Mindspeed must furnish to its stockholders and to the SEC. The deregistration of the Shares, once effective, would make certain provisions of the Exchange Act, including the short-swing profit recovery provisions of Section 16(b) of the Exchange Act and the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Section 14(a) or 14(c) of the Exchange Act and the related requirement to furnish an annual report to stockholders, no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions would no longer be applicable to Mindspeed. Furthermore, the ability of Mindspeed’s affiliates and persons holding restricted securities to dispose of such securities pursuant to Rule 144 or Rule 144A under the Securities Act of 1933, as amended, could be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be eligible for NASDAQ reporting or for continued inclusion on the list of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) for margin securities.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Federal Reserve Board, which has the effect, among other things, of allowing brokers to extend credit using the Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the Offer, the Shares may no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

14.	Dividends and Distributions.

As discussed in Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Conduct of Business of Mindspeed,” the Merger Agreement provides that, from the date of the Merger Agreement to the Acceptance Time, without the prior written consent of MACOM or otherwise permitted by the Merger Agreement, Mindspeed will not, and will not permit any of its subsidiaries to declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock, or purchase or repurchase, redeem or otherwise acquire any shares of its capital stock or the Convertible Senior Notes, other than (i) dividends or distributions by a subsidiary of Mindspeed to Mindspeed or other subsidiary of Mindspeed to the extent consistent with past practices; (ii) acquisitions by the Mindspeed of its capital stock in connection with the surrender by holders of Mindspeed Options in order to pay the exercise price of such Mindspeed Options; (iii) the withholding of shares of its capital stock to satisfy tax obligations with respect to awards granted pursuant to Mindspeed Equity Plans; and (iv) the acquisition by Mindspeed of Mindspeed Options and Mindspeed Stock Awards in accordance with the terms thereof in effect as of the date of the Merger Agreement, as applicable, in connection with the forfeiture of such awards. Neither we nor MACOM anticipate waiving this restriction or otherwise consenting to the payment of any dividend on Mindspeed’s capital stock. Accordingly, it is anticipated that no dividends will be declared or paid on the Shares following the date of the Merger Agreement.

15.	Conditions to the Offer.

Notwithstanding any other provisions of the Offer or the Merger Agreement, we will not be obligated to accept for payment, and subject to the rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to our obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), will not be obligated to pay for, and may delay acceptance or payment for, any validly tendered Shares pursuant to the Offer if:

•	the Minimum Condition shall not have been satisfied prior to the Expiration Date;

•	the Regulatory Condition shall not have been satisfied;

•	Mindspeed, the Mindspeed Board and the agent under Mindspeed’s Rights Plan shall not have taken all necessary actions to ensure that no rights shall be issued or exercisable under the Rights Plan, and that the Rights Plan shall have no force or effect with respect to the transactions contemplated by the Merger Agreement, including the Offer and the Merger;

•	the representations and warranties of Mindspeed set forth in Sections 3.3(a), 3.3(c), 3.3(e) and 3.3(f) (Capitalization), 3.4(a) (Authority), 3.23 (No Vote Required) and 3.24 (Fairness Opinion) of the Merger Agreement are not each accurate in all respects as of the date of the Merger Agreement, and shall not be accurate in all respects at and as of the Expiration Date as if made on and as of such Expiration Date (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded, and (ii) the truth and correctness of those representations or warranties that address matters only as of a specific date shall be measured only as of such date); provided, however, that in the case of representations and warranties of Mindspeed set forth in Sections 3.3(a), 3.3(c), 3.3(e) and 3.3(f), such representations and warranties shall be deemed accurate in all respects unless the failure to be so true and accurate would reasonably be expected to result in additional cost, expense, liability or amounts to MACOM, Purchaser or any of MACOM’s subsidiaries or amount payable by MACOM or Purchaser hereunder, of more than $1,000,000 in the aggregate;

•	the representations and warranties of Mindspeed set forth in Sections 3.4(b) (Authority), the first sentence of 3.17(s) (Employee Matters; Benefit Plans), 3.22 (Inapplicability of Takeover Laws) and 3.25 (Brokers and Finders) of the Merger Agreement are not each accurate in all material respects as of the date of the Merger Agreement, and shall not be accurate in all material respects at and as of the Expiration Date as if made on and as of such Expiration Date (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded, and (ii) the truth and correctness of those representations or warranties that address matters only as of a specific date shall be measured only as of such date);

•	the representations and warranties of Mindspeed set forth in the Merger Agreement (other than those referred to above) shall not be accurate in all respects as of the date of the Merger Agreement, and shall not be accurate in all respects at and as of the Expiration Date as if made on and as of such Expiration Date, except that any inaccuracies in such representations and warranties will be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and would not reasonably be expected to have, a Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded and (ii) the truth and correctness of those representations or warranties that address matters only as of a specific date shall be measured only as of such date);

•	Mindspeed shall not have performed or complied in all material respects with all covenants and obligations it is required to comply with or to perform under the Merger Agreement prior to the Expiration Date;

•	MACOM shall not have received a certificate signed on behalf of Mindspeed by the Chief Executive Officer or Chief Financial Officer of Mindspeed to the effect that the conditions stated above have been satisfied;

•	since the date of the Merger Agreement, there shall have occurred a Material Adverse Effect or any change, development, event, occurrence, fact, condition, circumstance or effect that would, individually or in the aggregate, be reasonably expected to result in a Material Adverse Effect;

•	any court of competent jurisdiction issues any temporary restraining order, preliminary or permanent injunction or other order (or such order remains in effect) preventing the consummation of the Offer or the Merger or an action is taken, or any applicable law or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any governmental body which prohibits, or makes illegal, the acceptance for payment of or payment for Shares or the consummation of the Offer or the Merger;

•	a legal proceeding by a governmental body having authority over us, MACOM, Mindspeed or any of its subsidiaries is pending which (i) seeks to restrain or prohibit the consummation of the Offer or the Merger, (ii) seeks to restrain or prohibit MACOM’s or its affiliates’ ownership or operation of the business of Mindspeed or its subsidiaries, or of MACOM or its affiliates, or to compel MACOM or any of its affiliates to dispose of or hold separate all or any portion of the business or assets of Mindspeed or its subsidiaries or of MACOM or its affiliates or (iii) seeks to impose material limitations on the ability of MACOM or any of its affiliates to effectively exercise full rights of ownership of the Shares; or

•	the Merger Agreement is validly terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of MACOM and us and, except for the Regulatory Condition, may be waived by MACOM and us, in whole or in part at any time and from time to time prior to the Expiration Date, in the sole discretion of MACOM and us; provided that the Minimum Condition may be waived by MACOM and us only with the prior written consent of Mindspeed, which may be granted or withheld in Mindspeed’s sole discretion. The failure by MACOM or us at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time, provided that all conditions to the Offer, other than the Regulatory Condition, will be satisfied or waived on or before the Expiration Date.

16.	Certain Legal Matters; Regulatory Approvals.

General

Except as described in this Section 16, we are not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on our and MACOM’s review of publicly available filings by

Mindspeed with the SEC and other information regarding Mindspeed, we are not aware of any governmental license or regulatory permit that appears to be material to Mindspeed’s business that might be adversely affected by our acquisition of Shares as contemplated in this Offer to Purchase or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by us as contemplated in this Offer to Purchase. However, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Mindspeed’s business, or certain parts of Mindspeed’s business might not have to be disposed of, any of which could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 — “Conditions to the Offer.”

Certain Litigation Related to the Offer

Between November 7, 2013 and November 18, 2013, eight purported class action lawsuits were filed on behalf of Mindspeed stockholders against various defendants including Mindspeed, its directors, MACOM, Purchaser and unnamed “John Doe” defendants in connection with the proposed Merger. Those cases are captioned Marchese v. Mindspeed Technologies, Inc., et al., Case No. 30-2013-00686181-CU-BT-CXC (Cal. Super. Ct., Orange Cnty., Nov. 7, 2013); Iacobellis v. Decker, et al., Case No. 30-2013-00686796-CU-SL-CXC (Cal. Super. Ct., Orange Cnty., Nov. 7, 2013); Pogal v. Mindspeed Technologies, Inc., et al., Case No. 9076-VCN (Del. Ch. Ct. Nov. 12, 2013); Hoffman v. Mindspeed Technologies, Inc., et al., Case No. 30-2013-00687029-CU-SL-CXC (Cal. Super. Ct., Orange Cnty., Nov. 12, 2013); Swain v. Mindspeed Technologies, Inc., et al., Case No. 30-2013-00687498-CU-SL-CXC (Cal. Super. Ct., Orange Cnty., Nov. 12, 2013); Durand v. Decker, et. al., Case No. 9080-VCN (Del. Ch. Ct. Nov. 14, 2013); Tassa v. Mindspeed Technologies, Inc., et. al., Case No. 9096 (Del. Ch. Ct. Nov. 15, 2013); and Feuerstein v. Mindspeed Technologies, Inc., et al., Case No. 9101 (Del. Ch. Ct. Nov. 18, 2013). The complaints allege, generally, that the Mindspeed director defendants breached their fiduciary duties to Mindspeed stockholders, and that the other defendants aided and abetted such breaches, by seeking to sell Mindspeed through an allegedly defective process, for an unfair price, and on unfair terms. The lawsuits seek, among other things, equitable relief that would enjoin the consummation of the proposed Merger, rescission of the proposed Merger (to the extent the proposed Merger has already been consummated), damages, and attorneys’ fees and costs.

State Takeover Statutes

A number of states (including Delaware, where Mindspeed is incorporated) have adopted takeover laws and regulations that purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have substantial assets, stockholders, principal executive offices or principal places of business therein. To the extent that certain provisions of certain of these state takeover statutes purport to apply to the Offer or the Merger, we believe there are reasonable bases for contesting such laws. In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute that, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated in, and has a substantial number of stockholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

Section 203 of the DGCL restricts an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with certain Delaware corporations for a period of three years following the time such person became an interested stockholder. These restrictions will not be applicable to us and MACOM because the Mindspeed Board has unanimously approved the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby, including for purposes of Section 203.

We are not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and have not attempted to comply with any state takeover laws or regulations. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or any of the other transactions contemplated by the Merger Agreement, we will use our reasonable best efforts to take, or cause to be taken, all action reasonably necessary so that the Offer, the Merger and the other transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the Offer, the Merger or the other transactions contemplated by the Merger Agreement. In the event it is asserted that one or more state takeover statutes are applicable to the Offer or the Merger and an appropriate court does not determine that it is or they are inapplicable or invalid as applied to the Offer or the Merger, we might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or might be delayed in continuing or consummating the Offer or the Merger. In such case, we might not be obligated to accept for payment or pay for any tendered Shares. See Section 15 — “Conditions to the Offer.”

United States Antitrust Compliance

Under the HSR Act and the related rules and regulations that have been promulgated thereunder by the FTC, certain acquisition transactions may not be consummated unless certain information and documentary materials have been furnished to the Antitrust Division of the DOJ (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

Under the HSR Act and the rules and regulations promulgated thereunder by the FTC, the initial waiting period for a cash tender offer is 15 calendar days, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or it may be lengthened if the acquiring person voluntarily withdraws and re-files to allow a second 15-day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material.

On November 15, 2013, MACOM filed a Premerger Notification and Report Form under the HSR Act with the Antitrust Division and the FTC for review in connection with the Offer. Accordingly, the initial waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m. (Eastern Time) on December 2, 2013, unless the waiting period is earlier terminated by the Antitrust Division and the FTC or extended by a request from the Antitrust Division or the FTC for additional information or documentary material from MACOM prior to that time. If, before expiration or early termination of the initial waiting period, either the Antitrust Division or the FTC issue a request for additional information or documentary material, the waiting period with respect to the Offer and the Merger will be extended for an additional period of 10 calendar days following the date of MACOM’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order. The Antitrust Division or the FTC may terminate the additional 10 calendar day waiting period before its expiration. In practice, complying with a request for additional information and documentary material can take a significant period of time.

The FTC and the Antitrust Division will consider the legality under the antitrust laws of MACOM’s proposed acquisition of Shares pursuant to the Offer. At any time before or after our acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of MACOM, us, Mindspeed or any of our or their respective subsidiaries or affiliates. U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While we believe that the consummation of the Offer will not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, we may not be obligated to consummate the Offer or the Merger.

Going Private Transactions

The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or other business combination following the purchase of Shares pursuant to the Offer in which we seek to acquire the remaining Shares not then held by us. We believe that Rule 13e-3 under the Exchange Act will not be applicable to the Merger because we were not, at the time the Merger Agreement was executed, and are not, an affiliate of Mindspeed (for purposes of the Exchange Act); it is anticipated that the Merger will be effected within one year following the consummation of the Offer; and, in the Merger, stockholders will receive the same price per Share as the Offer Price.

Rule 13e-3 under the Exchange Act would otherwise require, among other things, that certain financial information concerning Mindspeed and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders be filed with the SEC and disclosed to stockholders before the completion of a transaction.

Appraisal Rights

No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, the holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of such Shares. Holders of Shares should recognize that the value so determined could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price). Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than such amount.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14d-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL.

As described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	within the later of the consummation of the Offer and December 9, 2013, deliver to Mindspeed a written demand for appraisal of Shares held, which demand must reasonably inform Mindspeed of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of Delaware law. A copy of Section 262 of the DGCL is included as Annex A to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares into the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, subject to the conditions to the Offer, you will receive the Offer Price for your Shares.

Stockholder Approval Not Required

Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (1) the acquiring company consummates a tender offer for any and all of the outstanding common stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger, (2) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger, and (3) at the time that the board of directors of the company to be acquired approves the merger, no other party to the merger agreement is an interested stockholder under the DGCL. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to ensure that Mindspeed will not be required to submit the adoption of the Merger Agreement to a vote of the stockholders of Mindspeed. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, we, MACOM and Mindspeed will take all necessary and appropriate action to effect the Merger as promptly as practicable without a meeting of stockholders of Mindspeed in accordance with Section 251(h) the DGCL.

17.	Fees and Expenses.

We have retained the Depositary and the Information Agent in connection with the Offer. Each of the Depositary and the Information Agent will receive customary compensation, and the Depositary and the Information Agent will each receive, subject to certain limits, reimbursement for reasonable out-of-pocket expenses.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, neither we nor MACOM will pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies or other nominees will, upon request, be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

18.	Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any state in which the making of the Offer or the acceptance thereof would be prohibited by administrative or judicial action pursuant to the laws of such state after a good faith effort by us to make the Offer comply with the laws of such state.

No person has been authorized to give any information or to make any representation on behalf of us not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized.

We and MACOM have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, a Solicitation/Recommendation Statement on Schedule 14D-9 is being filed with the SEC by Mindspeed pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the Mindspeed Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information, and Mindspeed may file amendments thereto. The Schedule TO and the Schedule 14D-9, including their respective exhibits, and any amendments to any of the foregoing, may be examined and copies may be obtained from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, or may be accessed electronically on the SEC’s website at www.sec.gov and are available from the Information Agent at the address and telephone number set forth on the back cover of this Offer to Purchase.

MICRO MERGER SUB, INC.

November 19, 2013

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS OF MACOM AND PURCHASER

Set forth in the table below are the name, current principal occupation and material positions held during the past five years of each of the directors and executive officers of MACOM and Purchaser. The business address of each director and executive officer of MACOM and Purchaser is 100 Chelmsford Street, Lowell, Massachusetts 01851. Each director and executive officer of MACOM and Purchaser is a citizen of the United States of America, except for Robert Dennehy who is a citizen of Ireland.

During the past five years, to the best of our knowledge, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him, her or it from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Directors and Executive Officers of MACOM

Name and Position(s)	Present Principal Occupation or Employment; Material Positions Held During the Last Five (5) Years; Certain Other Information
John Ocampo Chairman of the Board	Chairman of the Board and a director of MACOM since its inception in March 2009; President of GaAs Labs, LLC (“GaAs Labs”), a private investment fund targeting the communications semiconductor market, since co-founding it in February 2008; Co-founded Sirenza Microdevices, Inc. (“Sirenza”), a supplier of radio frequency semiconductors and related components for the commercial communications, consumer and aerospace, defense and homeland security equipment markets, in 1984, and served as a director of Sirenza from its inception in 1984 through its sale to RF Micro Devices, Inc. (“RFMD”) in November 2007; Chairman of the Board of Sirenza from December 1998 through November 2007; Director of RFMD from November 2007 to November 2008; Director of Ubiquiti Networks, Inc. (“Ubiquiti”), a network communications technology company, from October 2010 to October 2013.

John Croteau President and Chief Executive Officer, Director	Chief Executive Officer and a director of MACOM since December 2012; President of MACOM since October 2012; Senior Vice President and General Manager of the High Performance RF business of NXP Semiconductors N.V. (“NXP”), a provider of mixed signal solutions and standard products, from May 2008 to October 2012.

Susan Ocampo Director	Director of MACOM since December 2010; Vice President, Secretary and Treasurer of GaAs Labs since co-founding it in February 2008; Co-founded Sirenza in 1984; Treasurer of Sirenza from November 1999 through its sale to RFMD in November 2007.

Charles Bland Director	Director of MACOM since December 2010; Chief Executive Officer of MACOM from February 2011 to December 2012; Chief Operating Officer of MACOM from June 2010 to February 2011; Director and Chairman of the Audit Committee of NightHawk Radiology Holdings, Inc., a provider of teleradiology services, from April 2007 through December 2010.

Name and Position(s)	Present Principal Occupation or Employment; Material Positions Held During the Last Five (5) Years; Certain Other Information
Peter Chung Director	Director of MACOM since December 2010; Managing Director of Summit Partners, L.P., which he joined in August 1994; Director of Ubiquiti, a network communications technology company, from October 2010 to October 2013; Director of NightHawk Radiology Holdings, Inc., a provider of teleradiology services, from March 2004 to December 2010; Director of SeaBright Holdings, Inc., a provider of multi-jurisdictional workers’ compensation insurance and general liability insurance, from October 2003 to May 2010.

Gil Van Lunsen Director	Director of MACOM since August 2010; Prior to his retirement in June 2000, Managing Partner of KPMG LLP and led the firm’s Tulsa, Oklahoma office; 32-year career of various positions of increasing responsibility with KPMG LLP; Currently director and Chairman of the Audit Committee of Array Biopharma Inc., a biopharmaceutical company; Currently a director and Chairman of the Audit Committee of ONEOK Partners, L.P., a natural gas gathering, processing, storage and transportation company.

Mark Edelstone Director	Director of MACOM since March 2013; Currently a Managing Director at Morgan Stanley, since February 2013; Managing Director and Head of Global Semiconductor Investment Banking for JPMorgan from 2007 through February 2013.

Conrad Gagnon Senior Vice President and Chief Financial Officer	Chief Financial Officer of MACOM since March 2009; Chief Financial Officer of M/A-COM Technology Solutions Inc. (“MACOM Tech”) from September 2008 to March 2009; Prior to that, served for more than 25 years in roles of increasing responsibility associated with related business lines at Cobham Defense Electronic Systems Corp. (“Cobham”) and Tyco Electronics, most recently as Vice President of Finance for the aerospace and defense and commercial business units for Cobham from September 2006 to September 2008.

Michael Murphy Senior Vice President, Engineering	Mr. Murphy has served as MACOM’s Senior Vice President, Engineering since October 2013 and as its Vice President, Engineering since November 2009. From July 2006 to November 2009, he served as Vice President of Engineering of the Networks Division of TriQuint Semiconductor, Inc., a supplier of RF components for wireless communications.

Suja Ramnath Senior Vice President and General Manager	Senior Vice President and General Manager of MACOM since October 2013; Vice President and General Manager of MACOM from May 2010 to October 2013; Prior to that, served in various business development and senior P&L positions within MACOM Tech since 1998; Key Account Manager with RFMD prior to joining MACOM Tech.

Robert Dennehy Senior Vice President, Operations	Senior Vice President, Operations of MACOM since October 2013; Vice President of Operations of MACOM from March 2011 to October 2013, Managing Director of MACOM’s Infrastructure Group in Cork, Ireland from 2006 to March 2011; Product Management Role for MACOM Tech from 2002 to 2006.

Directors and Executive Officers of Purchaser

Name and Position(s)	Present Principal Occupation or Employment; Material Positions Held During the Last Five (5) Years; Certain Other Information
John Croteau President and Chief Executive Officer, Director	Chief Executive Officer and a director of MACOM since December 2012; President of MACOM since October 2012; Senior Vice President and General Manager of the High Performance RF business of NXP, a provider of mixed signal solutions and standard products, from May 2008 to October 2012.

Conrad Gagnon Chief Financial Officer	Chief Financial Officer of MACOM since March 2009; Chief Financial Officer of MACOM Tech from September 2008 to March 2009; Prior to that, served for more than 25 years in roles of increasing responsibility associated with related business lines at Cobham and Tyco Electronics, most recently as Vice President of Finance for the aerospace and defense and commercial business units for Cobham from September 2006 to September 2008.

The Letter of Transmittal, Share Certificates and any other required documents should be sent or delivered by each stockholder of Mindspeed or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

By Mail: Computershare Trust Company, N.A. c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	By Hand or Courier: Computershare Trust Company, N.A. c/o Voluntary Corporate Actions, Suite V 250 Royall Street Canton, MA 02021

You may direct questions and requests for assistance to the Information Agent at the address and telephone number set forth below. You may obtain additional copies of this Offer to Purchase, the related Letter of Transmittal and other tender offer materials from the Information Agent as set forth below, and they will be furnished promptly at MACOM’s expense. You also may contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

Georgeson Inc.

480 Washington Blvd., 26th Floor

Jersey City, NJ 07310

All Holders Call Toll Free: (866) 647-8872